Exhibit 99.1

Report to Shareholders for the Third Quarter, 2017 www.cibc.com August 24, 2017

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the third quarter ended July 31, 2017.

Third quarter highlights

•	Reported net income was $1,097 million, compared with $1,441 million for the third quarter a year ago, and $1,050 million for the prior quarter.
•	Adjusted net income(1) was $1,166 million, compared with $1,072 million for the third quarter a year ago, and $1,070 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.60, compared with $3.61 for the third quarter a year ago, and $2.59 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.77, compared with $2.67 for the third quarter a year ago, and $2.64 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 16.3% and adjusted ROE(1) was 17.3%.

Results for the third quarter of 2017 were affected by the following items of note aggregating to a negative impact of $0.17 per share:

•	$45 million ($33 million after-tax) increase in legal provisions;
•	$38 million ($29 million after-tax) in transaction and integration-related costs associated with the acquisition of The PrivateBank; and
•	$10 million ($7 million after-tax) amortization of intangible assets.

We maintained strong Basel III Common Equity Tier 1, Tier 1 and Total capital ratios of 10.4%, 11.9% and 13.7%, respectively, on an all-in basis compared with 12.2%, 13.5% and 15.4%, respectively, from the prior quarter, reflecting the impact on regulatory capital of the acquisition of The PrivateBank. CIBC’s Basel III leverage ratio at July 31, 2017 was 3.9% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.30 per share.

Our strong results this quarter reflect solid contributions from our strategic business units, as well as our acquisition of The PrivateBank, which closed in June. This acquisition expands CIBC’s geographical reach delivering enhanced growth opportunities and is a pivotal milestone as we create a strong cross-border platform, and continue to build a client-first culture that strengthens and deepens our relationships with clients.

Core business performance

Canadian Retail and Business Banking reported net income of $719 million for the third quarter, up $53 million or 8% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $720 million, up $53 million or 8% from the third quarter a year ago. Solid volume growth and higher fees were partially offset by narrower spreads and higher spending on strategic initiatives.

Canadian Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the third quarter of 2017:

•	CIBC earned the highest overall score for the fourth consecutive year for online banking functionality among the five largest retail banks in Canada in Forrester Research Inc.’s 2017 Canadian Online Banking Benchmark report;
•	CIBC ranked #1 among the six largest retail banks in Canada for the third consecutive year in the Investment Executive 2017 Report Card on Banks; and
•	CIBC was the first Canadian financial institution to offer all three leading mobile wallets and the first major Canadian bank to introduce free mobile credit scores for clients.

Canadian Wealth Management reported net income of $136 million for the third quarter, down $370 million or 73% from the third quarter a year ago, which included a gain of $383 million, net of transaction costs, on the sale of our minority investment in American Century Investments. Excluding this gain and other items of note, adjusted net income(1) was $136 million, up $12 million or 10% from the third quarter a year ago, driven by higher revenue, partially offset by higher expenses. The higher revenue was driven primarily by growth in fee-based client assets and higher commission revenue from debt and equity issuance activity.

During the third quarter of 2017, Canadian Wealth Management continued to make progress against our objectives of enhancing client experience, driving asset growth, and simplifying our business platform:

•	We introduced a suite of new, lower-cost CIBC Passive Portfolios to improve value and accessibility for Canadian investors;
•	We enhanced our investment lineup including management fee reductions, lower investment minimums and a simplified product offering; and
•	We launched the CIBC Active Global Currency Pool for institutional investors, leveraging our 20-year track record of managing active currency strategies for institutional investors.

U.S. Commercial Banking and Wealth Management reported net income of $40 million for the third quarter, up $17 million or 74% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $44 million, up $19 million or 76% from the third quarter a year ago, primarily due to the inclusion of the results of The PrivateBank in the current quarter.

During the third quarter of 2017, U.S. Commercial Banking and Wealth Management:

•	Completed the acquisition of The PrivateBank, a Chicago-based commercial bank with personal banking and wealth management capabilities;
•	Entered into a definitive agreement to acquire Geneva Advisors, a private wealth management firm headquartered in Chicago. This transaction is expected to close in the fourth quarter at which time it will become part of CIBC’s private wealth management business in the U.S.; and
•	Received first time deposit ratings from Moody’s and Fitch for The PrivateBank, expanding our capabilities to serve new and existing commercial clients.

Capital Markets reported net income of $252 million for the third quarter, down $29 million or 10% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $252 million, down $38 million or 13%, primarily due to lower revenue, partially offset by lower expenses. Revenue was lower primarily due to lower equity derivatives and interest rate trading and lower equity underwriting revenue, partially offset by higher corporate banking revenue and investment portfolio gains.

As a leading capital markets franchise in Canada serving clients around the world, Capital Markets acted during the third quarter of 2017 as:

•	Joint bookrunner on a US$2.0 billion bond offering for the Province of Ontario;
•	Sole bookrunner for TransAlta Corp.’s $1.0 billion credit facility and TransAlta Renewables Inc.’s new $500 million credit facility;
•	Joint bookrunner on a $1.2 billion three-tranche bond offering for Enbridge Inc.;
•	Financial advisor to Barrick Gold on the sale of a 50% joint venture interest in the Veladero gold mine to Shandong Gold for US$960 million; and
•	Joint bookrunner on $414 million of subscription receipts for Intact Financial Corporation.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter:

•	The PrivateBank announced plans for US$10 million in charitable donations as part of a three-year US$3 billion Community Development Plan to support the communities it serves;
•	More than 80 Team CIBC cyclists raised $900,000 during this year’s Tour CIBC Charles-Bruneau in support of Quebec’s Fondation Charles-Bruneau for children affected by cancer; and
•	CIBC announced its sponsorship of the Toronto 2017 Invictus Games as Signature Sponsor of Team Canada and the Games’ Alumni Program.

During the quarter, CIBC was:

•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights; and
•	Named one of Canada’s 50 Most Engaged Workplaces by Achievers.

In the quarter, CIBC announced the name of its new global headquarters, CIBC Square. As the anchor tenant of the state-of-the-art urban campus, CIBC will bring together 15,000 of the bank’s Toronto-area employees into a leading-edge technology-enabled and collaborative work environment.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC THIRD QUARTER 2017

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2016 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2017			2016 Annual Report
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			29
	3	Top and emerging risks	25			46
	4	Key future regulatory ratio requirements	18, 20, 38, 41	62	6	34, 69, 72, 139
Risk governance, risk management and business model	5 6	Risk management structure Risk culture and appetite	24			41, 42 40, 43, 44
	7	Risks arising from business activities	27			44, 48
	8	Bank-wide stress testing	30			36, 46, 52, 57, 64, 68, 74

Capital adequacy and risk-weighted assets	9	Minimum capital requirements	17	62		29, 139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1–4	31
	11	Regulatory capital flow statement			5	33
	12	Capital management and planning				35, 139
	13	Business activities and risk-weighted assets	27		7	32–34, 48
	14	Risk-weighted assets and capital requirements			7	30, 32
	15	Credit risk by major portfolios			13–20	51–55
	16	Risk-weighted assets flow statement			8	33–34
	17	Back-testing of models			21, 22	45, 51, 63, 74
Liquidity	18	Liquid assets	37			68
Funding	19	Encumbered assets	38			69
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	41			72
	21	Funding strategy and sources	39			70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	34			62
	23	Significant trading and non-trading market risk factors	34–36			62–66
	24	Model assumptions, limitations and validation procedures				62–66
	25	Stress testing and scenario analysis				36, 64
Credit risk	26	Analysis of credit risk exposures	28–33	67	9–12	52–60, 121–123, 163
	27	Impaired loan and forbearance policies	28, 31			50, 57, 77, 103
	28	Reconciliation of impaired loans and the allowance for credit losses	28, 31	58		50, 57, 121
	29	Counterparty credit risk arising from derivatives	31		12, 30(2)	49, 53, 133–134
	30	Credit risk mitigation	28		12, 25	49, 50, 55, 133–134
Other risks	31	Other risks	42			73–75
	32	Discussion of publicly known risk events		64		74, 153
(1)	A detailed glossary of our risk and capital terminology is included on page 174 of our 2016 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2017	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2017 compared with corresponding periods. The MD&A should be read in conjunction with our 2016 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 23, 2017. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 172 to 177 of our 2016 Annual Report.

Contents
2	External reporting changes	16	Financial condition
		16	Review of condensed consolidated balance sheet
3	Third quarter financial highlights	17	Capital resources
		22	Off-balance sheet arrangements
4	Overview
4	Financial results	24	Management of risk
7	Significant events	24	Risk overview
7	Review of quarterly financial information	28	Credit risk
8	Economic outlook	34	Market risk
		37	Liquidity risk
9	Non-GAAP measures	42	Other risks

10	Strategic business units overview	43	Accounting and control matters
10	Canadian Retail and Business Banking	43	Critical accounting policies and estimates
11	Canadian Wealth Management	43	Accounting developments
12	U.S. Commercial Banking and Wealth Management	45	Regulatory developments
13	Capital Markets	46	Controls and procedures
14	Corporate and Other	46	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Economic outlook”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2017	1

External reporting changes

The following external reporting changes were made in the third quarter of 2017. Prior period amounts were reclassified accordingly. The changes impacted the results of our strategic business units (SBUs), but there was no impact on prior period consolidated net income resulting from these reclassifications.

U.S. Commercial Banking and Wealth Management

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank) (see the “Significant events” section for additional information). As a result of the acquisition, a new U.S. Commercial Banking and Wealth Management SBU was created, and includes the following lines of business:

•	Commercial banking;
•	Wealth management; and
•	Other.

In addition to the results of The PrivateBank, U.S. Commercial Banking and Wealth Management includes:

•	The results of CIBC Atlantic Trust Private Wealth Management (CIBC Atlantic Trust) in the wealth management line of business, previously reported in the private wealth management line of business within the Wealth Management SBU; and
•	The results of U.S. real estate finance in the commercial banking line of business, previously reported in the corporate and investment banking line of business within Capital Markets.

SBU name changes

Given the addition of the U.S. Commercial Banking and Wealth Management SBU, we have changed the name of our Retail and Business Banking SBU to Canadian Retail and Business Banking, and the name of our Wealth Management SBU to Canadian Wealth Management. The lines of business within each SBU remain unchanged, apart from the reclassifications noted above.

Changes to our organizational structure

On June 20, 2017, we announced changes to CIBC’s leadership team and organizational structure to further accelerate our transformation. As a result of these changes, we expect to make further external reporting changes in the fourth quarter of 2017.

2	CIBC THIRD QUARTER 2017

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
	Financial results ($ millions)
	Net interest income	$2,276	$2,095	$2,113	$6,513	$6,256
	Non-interest income	1,828	1,603	2,023	5,498	5,098
	Total revenue	4,104	3,698	4,136	12,011	11,354
	Provision for credit losses	209	179	243	600	829
	Non-interest expenses	2,452	2,275	2,218	7,001	6,624
	Income before income taxes	1,443	1,244	1,675	4,410	3,901
	Income taxes	346	194	234	856	537
	Net income	$1,097	$1,050	$1,441	$3,554	$3,364
	Net income attributable to non-controlling interests	$4	$5	$6	$14	$16
	Preferred shareholders	9	10	9	28	28
	Common shareholders	1,084	1,035	1,426	3,512	3,320
	Net income attributable to equity shareholders	$1,093	$1,045	$1,435	$3,540	$3,348
	Financial measures
	Reported efficiency ratio	59.7%	61.5%	53.6%	58.3%	58.3%
	Adjusted efficiency ratio (2)	57.3%	58.9%	57.8%	57.5%	58.0%
	Loan loss ratio (3)	0.24%	0.25%	0.32%	0.25%	0.32%
	Reported return on common shareholders’ equity	16.3%	17.7%	26.8%	19.3%	21.0%
	Adjusted return on common shareholders’ equity (2)	17.3%	18.1%	19.8%	18.4%	19.1%
	Net interest margin	1.66%	1.63%	1.64%	1.63%	1.66%
	Net interest margin on average interest-earning assets	1.85%	1.81%	1.87%	1.82%	1.90%
	Return on average assets	0.80%	0.82%	1.12%	0.89%	0.89%
	Return on average interest-earning assets	0.89%	0.91%	1.28%	0.99%	1.02%
	Total shareholder return	(0.65)%	0.58%	(0.94)%	11.41%	2.59%
	Reported effective tax rate	24.0%	15.6%	14.0%	19.4%	13.8%
	Adjusted effective tax rate (2)	24.1%	15.7%	15.4%	19.7%	16.2%
Common share information
Per share ($)	– basic earnings	$2.61	$2.59	$3.61	$8.68	$8.40
	– reported diluted earnings	2.60	2.59	3.61	8.67	8.38
	– adjusted diluted earnings (2)	2.77	2.64	2.67	8.29	7.62
	– dividends	1.27	1.27	1.21	3.78	3.54
	– book value	64.29	61.42	54.54	64.29	54.54
Share price ($)	– high	109.57	119.86	104.19	119.86	104.19
	– low	104.87	109.71	96.84	97.76	83.33
	– closing	108.22	110.25	99.19	108.22	99.19
Shares outstanding (thousands)	– weighted-average basic (4)(5)	415,561	399,807	394,753	404,388	395,459
	– weighted-average diluted (4)	416,385	400,577	395,328	405,139	395,975
	– end of period (4)(5)	436,059	401,608	394,838	436,059	394,838
	Market capitalization ($ millions)	$47,190	$44,277	$39,164	$47,190	$39,164
	Value measures
	Dividend yield (based on closing share price)	4.7%	4.7%	4.9%	4.7%	4.8%
	Reported dividend payout ratio	50.9%	49.0%	33.5%	44.2%	42.2%
	Adjusted dividend payout ratio (2)	47.8%	48.1%	45.2%	46.2%	46.4%
	Market value to book value ratio	1.68	1.80	1.82	1.68	1.82
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$108,297	$110,472	$98,093	$108,297	$98,093
	Loans and acceptances, net of allowance	358,993	330,752	312,273	358,993	312,273
	Total assets	560,912	528,591	494,490	560,912	494,490
	Deposits	439,357	413,128	389,573	439,357	389,573
	Common shareholders’ equity	28,036	24,668	21,533	28,036	21,533
	Average assets	543,138	528,099	511,925	533,421	502,908
	Average interest-earning assets	486,949	475,067	448,834	477,681	439,145
	Average common shareholders’ equity	26,447	23,932	21,198	24,356	21,111
	Assets under administration (AUA) (6)(7)	2,105,626	2,120,972	1,993,740	2,105,626	1,993,740
	Assets under management (AUM) (7)	201,275	198,941	179,903	201,275	179,903
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$198,459	$175,431	$168,077	$198,459	$168,077
	Tier 1 capital RWA	198,686	175,431	168,407	198,686	168,407
	Total capital RWA	198,867	175,431	168,690	198,867	168,690
	Capital ratios
	CET1 ratio	10.4%	12.2%	10.9%	10.4%	10.9%
	Tier 1 capital ratio	11.9%	13.5%	12.4%	11.9%	12.4%
	Total capital ratio	13.7%	15.4%	14.4%	13.7%	14.4%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	$602,314	$572,104	$537,172	$602,314	$537,172
	Leverage ratio	3.9%	4.1%	3.9%	3.9%	3.9%
	Liquidity coverage ratio	125%	125%	120%	n/a	n/a
Other information
	Full-time equivalent employees	45,685	43,444	43,741	45,685	43,741
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(4)	Excludes 2,010,890 common shares which are issued and outstanding but which have not been acquired by a third party. These shares were issued as a component of our acquisition of The PrivateBank. These shares are currently held on behalf of CIBC, and may be cancelled at CIBC’s discretion.
(5)	Excludes 190,789 unvested restricted shares as at July 31, 2017 (April 30, 2017: nil; July 31, 2016: nil).
(6)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,681.3 billion (April 30, 2017: $1,699.4 billion; July 31, 2016: $1,598.8 billion).
(7)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC THIRD QUARTER 2017	3

Overview

Financial results

Reported net income for the quarter was $1,097 million, compared with $1,441 million for the same quarter last year, and $1,050 million for the prior quarter. The current quarter included the results of The PrivateBank after the close of the acquisition on June 23, 2017, which contributed $23 million to net income, excluding transaction and integration-related costs(2).

Adjusted net income(1) for the quarter was $1,166 million, compared with $1,072 million for the same quarter last year, and $1,070 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.60, compared with $3.61 for the same quarter last year, and $2.59 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.77, compared with $2.67 for the same quarter last year, and $2.64 for the prior quarter.

The EPS and adjusted diluted EPS for the current quarter included the results of The PrivateBank after the close of the acquisition on June 23, 2017. EPS was also impacted by the issuance of CIBC common shares, as detailed in Note 3 to our interim consolidated financial statements.

Net income for the current quarter was affected by the following items of note:

•	$45 million ($33 million after-tax) increase in legal provisions (Corporate and Other);
•	$38 million ($29 million after-tax) in transaction and integration-related costs(2) associated with the acquisition of The PrivateBank (Corporate and Other); and
•	$10 million ($7 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Retail and Business Banking, $4 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note decreased revenue by $9 million, increased non-interest expenses by $84 million, and decreased income taxes by $24 million. In aggregate, these items of note decreased net income by $69 million.

Net interest income(3)

Net interest income was up $163 million or 8% from the same quarter last year, primarily due to volume growth across retail products and the inclusion of the results of The PrivateBank, partially offset by lower trading income.

Net interest income was up $181 million or 9% from the prior quarter, primarily due to the inclusion of the results of The PrivateBank, additional days in the current quarter, volume growth across retail products, wider retail spreads, and higher treasury revenue, partially offset by lower trading income.

Net interest income for the nine months ended July 31, 2017 was up $257 million or 4% from the same period in 2016, primarily due to volume growth across retail products and the inclusion of the results of The PrivateBank, partially offset by lower trading income and narrower retail spreads.

Non-interest income(3)

Non-interest income was down $195 million or 10% from the same quarter last year, as the same quarter last year included a gain, net of related transaction costs, on the sale of our minority investment in American Century Investments (ACI), shown as an item of note. The decrease was partially offset by higher trading income, higher investment management and custodial fees, mutual fund fees, and the inclusion of the results of The PrivateBank in the current quarter.

Non-interest income was up $225 million or 14% from the prior quarter, primarily due to higher trading income, higher credit fees, underwriting and advisory fees, and the inclusion of the results of The PrivateBank.

Non-interest income for the nine months ended July 31, 2017 was up $400 million or 8% from the same period in 2016, primarily due to a gain on the sale and lease back of certain retail properties, shown as an item of note, higher trading income, investment management and custodial fees, mutual fund fees, and credit fees. The increase was partially offset by the gain related to ACI noted above, and a gain on the sale of a processing centre, shown as an item of note in the same period last year.

Provision for credit losses

Provision for credit losses was down $34 million or 14% from the same quarter last year. In Canadian Retail and Business Banking, the provision was down primarily due to reversals in the commercial banking portfolio. In U.S. Commercial Banking and Wealth Management, the provision was up primarily due to losses in our pre-existing U.S. real estate finance portfolio, and the inclusion of the results of The PrivateBank. In Capital Markets, the provision was down, as the same quarter last year included losses in our exited European leveraged finance portfolio, shown as an item of note. In Corporate and Other, the reversal of credit losses was up primarily due to a higher reduction in the collective allowance.

Provision for credit losses was up $30 million or 17% from the prior quarter. In Canadian Retail and Business Banking, the provision was down primarily due to reversals in the commercial banking portfolio. In U.S. Commercial Banking and Wealth Management, the provision was up primarily due to losses in our pre-existing U.S. real estate finance portfolio, and the inclusion of the results of The PrivateBank. In Capital Markets, the current quarter included a provision for credit losses compared with a reversal of credit losses in the prior quarter, primarily due to lower reversals in the oil and gas sector. In Corporate and Other, the reversal of credit losses was comparable with the prior quarter.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Transaction costs include legal and other advisory fees, as well as financing costs associated with: (i) pre-funding the cash component of the merger consideration; and (ii) interest incurred on the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of The PrivateBank with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, consulting fees and marketing costs related to rebranding activities.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2017

Provision for credit losses for the nine months ended July 31, 2017 was down $229 million or 28% from the same period in 2016. In Canadian Retail and Business Banking, the provision was up primarily due to higher write-offs in the card and personal lending portfolios, and higher losses in the mortgage portfolio, partially offset by reversals in the commercial banking portfolio. In U.S. Commercial Banking and Wealth Management, the provision was up primarily due to losses in our pre-existing U.S real estate finance portfolio, and the inclusion of the results of The PrivateBank. In Capital Markets, the current period included a reversal of credit losses compared with a provision for credit losses in the same period in 2016, primarily due to better performance in the oil and gas sector. The same period last year also included losses in our exited European leveraged finance portfolio, as noted above. In Corporate and Other, the current period included a reversal of credit losses of $20 million compared with a provision for credit losses of $117 million in the same period in 2016, as the same period last year included increases in the collective allowance, shown as items of note.

Non-interest expenses

Non-interest expenses were up $234 million or 11% from the same quarter last year, primarily due to the inclusion of the results of The PrivateBank. In addition, the current quarter included higher spending on strategic initiatives, as well as transaction and integration-related costs associated with the acquisition and an increase in legal provisions, shown as items of note.

Non-interest expenses were up $177 million or 8% from the prior quarter, primarily due to the inclusion of the results of The PrivateBank, the legal provisions noted above, higher spending on strategic initiatives, and higher salaries.

Non-interest expenses for the nine months ended July 31, 2017 were up $377 million or 6% from the same period in 2016, primarily due to the inclusion of the results of The PrivateBank, higher spending on strategic initiatives, higher employee-related compensation and benefits, and transaction and integration-related costs as noted above. The increase was partially offset by lower legal provisions, shown as items of note in both periods.

Income taxes

Income tax expense was up $112 million or 48% from the same quarter last year notwithstanding lower income, primarily due to substantially lower tax-exempt income and the acquisition of The PrivateBank. The same quarter last year included the impact of a lower effective tax rate on the gain on sale of ACI noted above.

Income tax expense was up $152 million or 78% from the prior quarter, primarily due to substantially lower tax-exempt income and the acquisition of The PrivateBank, as well as higher income.

Income tax expense for the nine months ended July 31, 2017 was up $319 million or 59% from the same period in 2016, largely due to substantially lower tax-exempt income, the acquisition of The PrivateBank, and higher income. The increase was partially offset by the impact of a lower effective tax rate on the gain on the sale and lease back of certain retail properties noted above. The same period in 2016 included an income tax recovery from the settlement of transfer pricing-related matters, and an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, both shown as items of note.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in 2018.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $196 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which eliminated the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. The rules became law effective as of November 1, 2015, with a set of transition rules that applied between November 1, 2015 and April 30, 2017. The new rules have resulted in a higher effective tax rate, as the tax deductibility of certain Canadian corporate dividends is diminished.

In June 2016, the CRA reassessed CIBC approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In May 2017, the CRA reassessed CIBC additional income tax of approximately $180 million related to the tax deductibility of dividends during the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended				For the nine months ended
$ millions, except per share amounts	Jul. 31, 2017 (1) vs. Jul. 31, 2016		Jul. 31, 2017 (1) vs. Apr. 30, 2017		Jul. 31, 2017 (1) vs. Jul. 31, 2016
Estimated increase (decrease) in:
Total revenue	$(3)		$(24)		$(5)
Provision for credit losses	–		(1)		–
Non-interest expenses	(2)		(14)		(3)
Income taxes	–		(1)		–
Net income	(1)		(8)		(2)
Impact on EPS:
Basic	$–		$(0.02)		$–
Diluted	–		(0.02)		–
Average USD appreciation (depreciation) relative to CAD	(0.4	) %	(3.2	) %	(0.3	) %
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.

CIBC THIRD QUARTER 2017	5

Impact of items of note in prior periods(1)

Net income for the prior quarters was affected by the following items of note:

Q2, 2017

•	$20 million ($15 million after-tax) in transaction and integration-related costs(2) associated with the acquisition of The PrivateBank (Corporate and Other); and
•	$6 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Retail and Business Banking, $1 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note decreased revenue by $7 million, increased non-interest expenses by $19 million, and decreased income taxes by $6 million. In aggregate, these items of note decreased net income by $20 million.

Q1, 2017

•	$299 million ($245 million after-tax) gain on the sale and lease back of certain retail properties (Canadian Retail and Business Banking); and
•	$6 million ($4 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Retail and Business Banking, $2 million after-tax in U.S. Commercial Banking and Wealth Management, and $1 million after-tax in Corporate and Other).

The above items of note increased revenue by $299 million, non-interest expenses by $6 million, and income taxes by $52 million. In aggregate, these items of note increased net income by $241 million.

Q3, 2016

•	$428 million ($383 million after-tax) gain, net of related transaction costs, on the sale of our minority investment in ACI (Canadian Wealth Management);
•	$40 million ($30 million after-tax) of loan losses in our exited European leveraged finance portfolio (Capital Markets);
•	$28 million ($21 million after-tax) gain from the structured credit run-off business (Capital Markets); and
•	$7 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Retail and Business Banking, $1 million after-tax in Canadian Wealth Management, $2 million after-tax in U.S. Commercial Banking and Wealth Management, and $1 million after-tax in Corporate and Other).

The above items of note increased revenue by $459 million, provision for credit losses by $40 million, non-interest expenses by $10 million, and income taxes by $40 million. In aggregate, these items of note increased net income by $369 million.

Q2, 2016

•	$77 million ($56 million after-tax) increase in legal provisions (Corporate and Other);
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre (Corporate and Other);
•	$40 million ($29 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(3);
•	$30 million income tax recovery due to the settlement of transfer pricing-related matters (Canadian Retail and Business Banking);
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$7 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Retail and Business Banking, $1 million after-tax in Canadian Wealth Management, $1 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $53 million, provision for credit losses by $40 million and non-interest expenses by $95 million, and decreased income taxes by $61 million. In aggregate, these items of note decreased net income by $21 million.

Q1, 2016

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(3);
•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the sale of our minority investment in ACI (Corporate and Other);
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Canadian Retail and Business Banking, $1 million after-tax in Canadian Wealth Management, $2 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$5 million ($4 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $4 million, increased provision for credit losses by $69 million and non-interest expenses by $10 million, and decreased income taxes by $36 million. In aggregate, these items of note decreased net income by $47 million.

(1)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(2)	Transaction costs include legal and other advisory fees, as well as financing costs associated with pre-funding the cash component of the merger consideration. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of The PrivateBank with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, consulting fees and marketing costs related to rebranding activities.
(3)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs.

6	CIBC THIRD QUARTER 2017

Significant events

Acquisition of PrivateBancorp, Inc.

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank) for total consideration of US$5.0 billion (C$6.6 billion). This acquisition expands our U.S. presence which diversifies earnings and strengthens our platform for long-term growth. The acquisition also creates a platform for CIBC to deliver high-quality middle market commercial and private banking capabilities, which advances our client-focused strategy. The results of the acquired business have been consolidated from the date of close and are included in the U.S. Commercial Banking and Wealth Management SBU. For additional information, see Note 3 to our interim consolidated financial statements.

Acquisition of Geneva Advisors

On July 10, 2017, we announced that we had entered into a definitive agreement to acquire Geneva Advisors, a private wealth management firm, headquartered in Chicago. Geneva Advisors is an independent private wealth management firm focused on high net worth clients, which will expand CIBC’s private wealth management client base and investment management capabilities in the U.S.

Under the terms of the agreement, CIBC will acquire Geneva Advisors for up to US$200 million, of which up to US$135 million will be paid at closing and up to US$65 million is contingent on future performance conditions being met. The consideration will be paid 25% in cash and 75% in the form of CIBC common shares, including the portion that is contingent on future performance conditions being met. The transaction is expected to close in the fourth quarter of fiscal 2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals. The results of the acquired business will be consolidated from the date of close and will be included in our U.S. Commercial Banking and Wealth Management SBU.

Launch of Simplii Financial and wind-down of President’s Choice Financial consumer banking offer

On August 16, 2017, we announced both the launch of Simplii Financial and the wind-down of our President’s Choice Financial branded consumer banking offer with Loblaw Companies Limited (Loblaw). Under the terms of the wind-down agreement negotiated with Loblaw, CIBC is required to pay certain fees to Loblaw. In addition, as a result of the agreement, we will incur ancillary asset impairment and severance costs, as well as ongoing project-related costs. In aggregate, CIBC expects to incur fees and charges of approximately $100 million ($74 million after-tax) in the fourth quarter of 2017.

Aeroplan developments

Air Canada announced on May 11, 2017, that it will not be renewing its exclusive Aeroplan partnership with Aimia Inc. (Aimia) upon the expiry of the contract in 2020. CIBC’s Aeroplan clients are not immediately impacted by this announcement, as Aeroplan members may continue to collect miles and redeem them for Air Canada travel until Aimia’s contract with Air Canada expires in 2020.

Lease of new premises

On April 12, 2017, we announced that we had entered into a lease agreement to become the anchor tenant at a new office complex in downtown Toronto. We have agreed to lease up to 1.75 million square feet of total office space in two buildings to be constructed at the site within the next six years. The aggregate future minimum lease commitments related to the lease, which begins in 2020, are $2.3 billion.

Sale and lease back of certain retail properties

During the first quarter, we sold and leased back 89 retail properties located mainly in Ontario and British Columbia, and recognized a gain of $299 million ($245 million after-tax) in our Canadian Retail and Business Banking SBU.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended				2017				2016	2015
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Revenue
Canadian Retail and Business Banking		$2,342	$2,225	$2,596	$2,290	$2,225	$2,150	$2,190	$2,176
Canadian Wealth Management (1)		603	601	589	564	982	534	543	556
U.S. Commercial Banking and Wealth Management (2)		239	101	112	105	93	81	103	98
Capital Markets (1)(2)		679	690	829	624	769	718	638	524
Corporate and Other (2)		241	81	83	98	67	148	113	129
Total revenue		$4,104	$3,698	$4,209	$3,681	$4,136	$3,631	$3,587	$3,483
Net interest income		$2,276	$2,095	$2,142	$2,110	$2,113	$2,037	$2,106	$2,043
Non-interest income		1,828	1,603	2,067	1,571	2,023	1,594	1,481	1,440
Total revenue		4,104	3,698	4,209	3,681	4,136	3,631	3,587	3,483
Provision for credit losses		209	179	212	222	243	324	262	198
Non-interest expenses		2,452	2,275	2,274	2,347	2,218	2,242	2,164	2,383
Income before income taxes		1,443	1,244	1,723	1,112	1,675	1,065	1,161	902
Income taxes		346	194	316	181	234	124	179	124
Net income		$1,097	$1,050	$1,407	$931	$1,441	$941	$982	$778
Net income attributable to:
Non-controlling interests		$4	$5	$5	$4	$6	$5	$5	$2
Equity shareholders		1,093	1,045	1,402	927	1,435	936	977	776
EPS	– basic	$2.61	$2.59	$3.50	$2.32	$3.61	$2.35	$2.44	$1.93
	– diluted	2.60	2.59	3.50	2.32	3.61	2.35	2.43	1.93

(1)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(2)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

CIBC THIRD QUARTER 2017	7

Revenue

Canadian Retail and Business Banking revenue has benefited from volume growth, partially offset by the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2017 included a gain on the sale and lease back of certain retail properties.

In Canadian Wealth Management, we recognized a gain, net of related transaction costs, on the sale of our minority investment in ACI in the third quarter of 2016. We ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in the first quarter of 2016.

U.S. Commercial Banking and Wealth Management includes the revenue of The PrivateBank after the close of the acquisition on June 23, 2017.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. Tax-exempt income is substantially lower in the third quarter of 2017 than in prior quarters. The first quarter of 2017 included higher trading revenue, while the third quarter of 2016 included a gain from the structured credit run-off business.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in the revenue of Capital Markets and U.S. Commercial Banking and Wealth Management. The second quarter of 2016 included a gain on sale of a processing centre.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Canadian Retail and Business Banking, losses in the card and personal lending portfolios trended higher after the first quarter of 2016. In U.S. Commercial Banking and Wealth Management, the third quarter of 2017 included losses in our pre-existing U.S. real estate finance portfolio and the provision for credit losses of The PrivateBank after the close of the acquisition on June 23, 2017. In Capital Markets, losses in the oil and gas sector were elevated in the fourth quarter of 2015 and the first half of 2016, but performance in this sector has improved in more recent quarters. The third quarter of 2016 had higher losses in our exited European leveraged finance portfolio. In Corporate and Other, the second and the third quarters of 2017 included reversals of the collective allowance. The first two quarters of 2016 included increases in the collective allowance, primarily relating to deterioration in the commodities sector and economic conditions.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. Non-interest expenses increased in the third quarter of 2017, as the results of The PrivateBank were included after the close of the acquisition on June 23, 2017. The third quarter of 2017 and second quarter of 2016 included legal provisions in Corporate and Other. The fourth quarters of 2016 and 2015 included restructuring charges primarily relating to employee severance.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. Income taxes increased in the third quarter of 2017, primarily due to substantially lower tax-exempt income and our acquisition of The PrivateBank. The second quarter of 2016 included an income tax recovery due to the settlement of transfer pricing-related matters. The first quarter of 2016 included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards.

Economic outlook

Canada’s strong first half has it headed for nearly 3% growth in real gross domestic product in 2017. Housing and consumer spending have continued to be areas of strength, and there are signs of a positive turn for business capital spending and exports. With labour markets tightening, the Bank of Canada has started a very gradual process of increasing interest rates, with a further quarter point increase likely by the end of 2017. In addition, assuming U.S. trade policy does not prove a major barrier to Canada, another 50 basis point increase is expected in 2018, aimed at moderating growth next year to 2% to contain inflation.

The U.S. appears to have gathered momentum after a slow start, with expected 2017 real gross domestic product growth of approximately 2%. The favourable impact on labour markets should be enough to justify an additional 25 basis point interest rate increase late in 2017 or soon thereafter, despite sluggish inflation. Consistent with Canada, growth in 2018 should be held to roughly 2%, as the U.S. Federal Reserve is expected to raise rates a further half percent, with risks of additional hikes should fiscal policy turn more stimulative.

Canadian Retail and Business Banking should see a moderation in consumer and mortgage lending reflecting the interest rate increases and regulatory measures. Business credit demand should remain healthy as capital spending plans pick up.

Growth in corporate profits should support equity-related business in Capital Markets and Canadian Wealth Management, while financing infrastructure spending should offset lower government deficits as a driver of fixed income activity. Credit quality should remain healthy given low unemployment and a modest further recovery in energy prices.

In U.S. Commercial Banking and Wealth Management, commercial banking activity should benefit from the impact of further rate hikes on margins, and from the financing needs associated with steady economic growth and healthy business credit quality. Wealth management could benefit as potential U.S. tax reforms and economic growth provide a greater high net worth savings pool. Although interest rates are moving higher, they remain low by historical standards, in support of growth in U.S. real estate finance.

8	CIBC THIRD QUARTER 2017

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2016 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the nine months ended
$ millions		2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,084	$1,035	$1,426	$3,512	$3,320
After-tax impact of items of note (2)		69	20	(369)	(152)	(301)
Adjusted net income attributable to common shareholders (3)	B	$1,153	$1,055	$1,057	$3,360	$3,019
Diluted weighted-average common shares outstanding (thousands)	C	416,385	400,577	395,328	405,139	395,975
Reported diluted EPS ($)	A/C	$2.60	$2.59	$3.61	$8.67	$8.38
Adjusted diluted EPS ($) (3)	B/C	2.77	2.64	2.67	8.29	7.62
Reported and adjusted efficiency ratio
Reported total revenue	D	$4,104	$3,698	$4,136	$12,011	$11,354
Pre-tax impact of items of note (2)		9	7	(459)	(283)	(508)
TEB		21	123	142	262	377
Adjusted total revenue (3)	E	$4,134	$3,828	$3,819	$11,990	$11,223
Reported non-interest expenses	F	$2,452	$2,275	$2,218	$7,001	$6,624
Pre-tax impact of items of note (2)		(84)	(19)	(10)	(109)	(115)
Adjusted non-interest expenses (3)	G	$2,368	$2,256	$2,208	$6,892	$6,509
Reported efficiency ratio	F/D	59.7%	61.5%	53.6%	58.3%	58.3%
Adjusted efficiency ratio (3)	G/E	57.3%	58.9%	57.8%	57.5%	58.0%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$551	$508	$478	$1,552	$1,401
Reported dividend payout ratio	H/A	50.9%	49.0%	33.5%	44.2%	42.2%
Adjusted dividend payout ratio (3)	H/B	47.8%	48.1%	45.2%	46.2%	46.4%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$26,447	$23,932	$21,198	$24,356	$21,111
Reported return on common shareholders’ equity	A/I (4)	16.3%	17.7%	26.8%	19.3%	21.0%
Adjusted return on common shareholders’ equity (3)	B/I (4)	17.3%	18.1%	19.8%	18.4%	19.1%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,443	$1,244	$1,675	$4,410	$3,901
Pre-tax impact of items of note (2)		93	26	(409)	(174)	(244)
Adjusted income before income taxes (3)	K	$1,536	$1,270	$1,266	$4,236	$3,657
Reported income taxes	L	$346	$194	$234	$856	$537
Tax impact of items of note (2)		24	6	(40)	(22)	57
Adjusted income taxes (3)	M	$370	$200	$194	$834	$594
Reported effective tax rate	L/J	24.0%	15.6%	14.0%	19.4%	13.8%
Adjusted effective tax rate (3)	M/K	24.1%	15.7%	15.4%	19.7%	16.2%

$ millions, for the three months ended		Canadian Retail and Business Banking	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	(1)	Capital Markets	Corporate and Other	CIBC Total
2017	Reported net income (loss)	$719	$136	$40		$252	$(50)	$1,097
Jul. 31	After-tax impact of items of note (2)	1	–	4		–	64	69
	Adjusted net income (3)	$720	$136	$44		$252	$14	$1,166
2017	Reported net income (loss)	$647	$153	$26		$267	$(43)	$1,050
Apr. 30 (5)	After-tax impact of items of note (2)	1	–	1		–	18	20
	Adjusted net income (loss) (3)	$648	$153	$27		$267	$(25)	$1,070
2016	Reported net income (loss)	$666	$506	$23		$281	$(35)	$1,441
Jul. 31 (5)	After-tax impact of items of note (2)	1	(382)	2		9	1	(369)
	Adjusted net income (loss) (3)	$667	$124	$25		$290	$(34)	$1,072

$ millions, for the nine months ended
2017	Reported net income (loss)	$2,319	$419	$94		$865	$(143)	$3,554
Jul. 31	After-tax impact of items of note (2)	(242)	–	7		–	83	(152)
	Adjusted net income (loss) (3)	$2,077	$419	$101		$865	$(60)	$3,402
2016	Reported net income (loss)	$2,002	$742	$62		$734	$(176)	$3,364
Jul. 31 (5)	After-tax impact of items of note (2)	(26)	(380)	5		21	79	(301)
	Adjusted net income (loss) (3)	$1,976	$362	$67		$755	$(97)	$3,063
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. The results of The PrivateBank are included in the U.S. Commercial Banking and Wealth Management SBU. See “Significant events” for additional details.
(2)	Reflects impact of items of note under “Financial results” section.
(3)	Non-GAAP measure.
(4)	Annualized.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.

CIBC THIRD QUARTER 2017	9

Strategic business units overview

CIBC has four SBUs – Canadian Retail and Business Banking, Canadian Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance, Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of The PrivateBank are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of FirstCaribbean International Bank Limited (CIBC FirstCaribbean) and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2016 Annual Report.

See “External reporting changes” for details of the changes made in the current quarter.

Canadian Retail and Business Banking

Canadian Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
Revenue
Personal banking	$1,867	$1,771	$1,779	$5,474	$5,241
Business banking	467	447	435	1,367	1,283
Other	8	7	11	322	41
Total revenue	2,342	2,225	2,225	7,163	6,565
Provision for credit losses	187	196	197	588	559
Non-interest expenses	1,176	1,149	1,121	3,454	3,323
Income before income taxes	979	880	907	3,121	2,683
Income taxes	260	233	241	802	681
Net income	$719	$647	$666	$2,319	$2,002
Net income attributable to:
Equity shareholders (a)	$719	$647	$666	$2,319	$2,002
Efficiency ratio	50.2%	51.6%	50.3%	48.2%	50.6%
Return on equity (2)	52.7%	47.8%	50.0%	56.1%	51.5%
Charge for economic capital (2) (b)	$(134)	$(131)	$(129)	$(403)	$(378)
Economic profit (2) (a+b)	$585	$516	$537	$1,916	$1,624
Full-time equivalent employees	20,843	20,715	20,414	20,843	20,414
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $719 million, up $53 million from the same quarter last year, and up $72 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2017 was $2.3 billion, up $317 million from the same period in 2016, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Revenue in the current period included a gain on the sale and lease back of certain retail properties, shown as an item of note.

Revenue

Revenue was up $117 million or 5% from the same quarter last year.

Personal banking revenue was up $88 million and business banking revenue was up $32 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $3 million, primarily due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was up $117 million or 5% from the prior quarter.

Personal banking revenue was up $96 million, primarily due to additional days in the quarter, volume growth and wider spreads.

Business banking revenue was up $20 million, primarily due to additional days in the quarter, higher fees and volume growth.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2017 was up $598 million or 9% from the same period in 2016.

Personal banking revenue was up $233 million, primarily due to volume growth and higher fees, partially offset by narrower spreads and one less day in the current period.

Business banking revenue was up $84 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was up $281 million, primarily due to the gain noted above, partially offset by lower revenue from our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was down $10 million from the same quarter last year, and $9 million from the prior quarter, primarily due to reversals in the commercial banking portfolio.

10	CIBC THIRD QUARTER 2017

Provision for credit losses for the nine months ended July 31, 2017 was up $29 million from the same period in 2016, primarily due to higher write-offs in the card and personal lending portfolios, and higher losses in the mortgage portfolio, partially offset by reversals in the commercial banking portfolio.

Non-interest expenses

Non-interest expenses were up $55 million or 5% and up $27 million or 2%, from the same quarter last year and the prior quarter, respectively, primarily due to higher spending on strategic initiatives, including client experience and innovation to further our retail transformation.

Non-interest expenses for the nine months ended July 31, 2017 were up $131 million or 4% from the same period in 2016, primarily due to higher spending on strategic initiatives, as noted above.

Income taxes

Income taxes were up $19 million from the same quarter last year, primarily due to higher income.

Income taxes were up $27 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2017 were up $121 million from the same period in 2016, primarily due to higher income, partially offset by the impact of a lower effective tax rate on the gain noted above. The same period in 2016 included an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note.

Canadian Wealth Management

Canadian Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through approximately 1,500 advisors across Canada. The results of ACI (sold in fiscal 2016) are included in the Other business line.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30 (2)	2016 Jul. 31 (2)	2017 Jul. 31	2016 Jul. 31 (2)
Revenue
Retail brokerage	$354	$352	$317	$1,058	$937
Asset management	204	207	196	605	556
Private wealth management	45	42	41	130	123
Other	–	–	428	–	443
Total revenue	603	601	982	1,793	2,059
Non-interest expenses	417	405	385	1,233	1,144
Income before income taxes	186	196	597	560	915
Income taxes	50	43	91	141	173
Net income	$136	$153	$506	$419	$742
Net income attributable to:
Equity shareholders (a)	$136	$153	$506	$419	$742
Efficiency ratio	69.1%	67.4%	39.3%	68.7%	55.6%
Return on equity (3)	44.8%	50.1%	155.8%	44.8%	51.6%
Charge for economic capital (3) (b)	$(29)	$(30)	$(32)	$(91)	$(140)
Economic profit (3) (a+b)	$107	$123	$474	$328	$602
Full-time equivalent employees	4,131	4,059	3,983	4,131	3,983
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current quarter. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $136 million, down $370 million from the same quarter last year, which included a gain, net of transaction costs, on the sale of our minority investment in ACI, shown as an item of note.

Net income was down $17 million from the prior quarter, primarily due to higher non-interest expenses and higher income taxes, partially offset by higher revenue.

Net income for the nine months ended July 31, 2017 was $419 million, down $323 million from the same period in 2016, which included the gain on sale of ACI noted above.

Revenue

Revenue was down $379 million or 39% from the same quarter last year.

Retail brokerage revenue was up $37 million, primarily due to higher investment management and custodial fees, driven by higher average AUM and AUA, and higher commission revenue as a result of higher debt and equity issuance activity.

Asset management revenue was up $8 million, primarily due to higher average AUM, driven by net sales of long-term mutual funds and market appreciation, partially offset by mark-to-market gains on seed capital investments in the same quarter last year.

Private wealth management revenue was up $4 million, primarily due to volume growth in loans and deposits.

Other revenue was down $428 million, as the same quarter last year included the gain on sale of ACI noted above.

Revenue was comparable with the prior quarter.

Retail brokerage revenue was up $2 million, primarily due to higher investment management and custodial fees, driven by higher average AUM and AUA, partially offset by lower commission revenue, driven by a decline in transaction volume.

Asset management revenue was down $3 million, as the prior quarter included mark-to-market gains on seed capital investments. The decrease was partially offset by higher average AUM, driven by net sales of long-term mutual funds.

Private wealth management revenue was up $3 million, primarily due to volume growth in loans and deposits.

CIBC THIRD QUARTER 2017	11

Revenue for the nine months ended July 31, 2017 was down $266 million or 13% from the same period in 2016.

Retail brokerage revenue was up $121 million, primarily due to higher investment management and custodial fees from higher average AUM and AUA, and higher commission revenue, driven by an increase in transaction volume and debt and equity issuance activity.

Asset management revenue was up $49 million, primarily due to higher average AUM, driven by market appreciation and net sales of long-term mutual funds.

Private wealth management revenue was up $7 million, mainly due to volume growth in loans and deposits.

Other revenue was down $443 million, as the same period in 2016 included the gain on sale of ACI noted above.

Non-interest expenses

Non-interest expenses were up $32 million or 8% from the same quarter last year, and up $12 million or 3% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2017 were up $89 million or 8% from the same period in 2016, primarily due to higher performance-based and employee-related compensation.

Income taxes

Income taxes were down $41 million from the same quarter last year, which included the gain on sale of ACI noted above.

Income taxes were up $7 million from the prior quarter, as the prior quarter included an income tax recovery.

Income taxes for the nine months ended July 31, 2017 were down $32 million from the same period in 2016, which included the gain on sale of ACI noted above.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management offers commercial banking, personal, small business, and wealth management services to our U.S. clients.

On June 23, 2017, we completed the acquisition of PrivateBancorp and its subsidiary The PrivateBank. The results of The PrivateBank are only included in this SBU from the date of acquisition (39 days in the third quarter of 2017). See “Significant events” for additional details.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
Revenue
Commercial banking	$150	$42	$39	$239	$115
Wealth management	80	58	53	202	160
Other	9	1	1	11	2
Total revenue (2)	239	101	93	452	277
Provision for (reversal of) credit losses	34	–	–	36	(2)
Non-interest expenses	154	71	68	299	211
Income before income taxes	51	30	25	117	68
Income taxes (2)	11	4	2	23	6
Net income	$40	$26	$23	$94	$62
Net income attributable to:
Equity shareholders (a)	$40	$26	$23	$94	$62
Efficiency ratio	64.4%	70.2%	72.6%	66.2%	76.1%
Return on equity (3)	5.1%	20.7%	19.5%	9.1%	16.6%
Charge for economic capital (3) (b)	$(75)	$(14)	$(10)	$(99)	$(35)
Economic profit (3) (a+b)	$(35)	$12	$13	$(5)	$27
Full-time equivalent employees	1,734	311	317	1,734	317
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $1 million for the quarter ended July 31, 2017 (April 30, 2017: nil; July 31, 2016: nil) and $1 million for the nine months ended July 31, 2017 (July 31, 2016: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $40 million, up $17 million from the same quarter last year, and up $14 million from the prior quarter.

Net income for the nine months ended July 31, 2017 was $94 million, up $32 million from the same period in 2016.

Our acquisition of The PrivateBank contributed $23 million to net income in the third quarter of 2017.

Revenue

Revenue was up $146 million or 157% from the same quarter last year, up $138 million or 137% from the prior quarter, and up $175 million or 63% for the nine months ended July 31, 2017 versus the same period in 2016. Our acquisition of The PrivateBank contributed $131 million to revenue in the third quarter of 2017.

Commercial banking revenue was up $111 million from the same quarter last year, up $108 million from the prior quarter, and up $124 million for the nine months ended July 31, 2017 versus the same period in 2016, primarily due to the inclusion of the results of The PrivateBank. The current quarter also included $14 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, and higher revenue in U.S. real estate finance.

12	CIBC THIRD QUARTER 2017

Wealth management revenue was up $27 million from the same quarter last year, up $22 million from the prior quarter, and up $42 million for the nine months ended July 31, 2017 versus the same period in 2016, primarily due to the inclusion of the results of The PrivateBank, and growth in average AUM in CIBC Atlantic Trust.

The “other” line of business primarily includes the Treasury activities of The PrivateBank.

Provision for credit losses

Provision for credit losses was up $34 million from the same quarter last year and the prior quarter, and up $38 million for the nine months ended July 31, 2017 versus the same period in 2016. The current quarter included losses in our pre-existing U.S. real estate finance portfolio. In addition, we recorded provisions of $13 million relating to The PrivateBank, as a collective allowance was established for new loan originations and renewals of acquired loans.

Non-interest expenses

Non-interest expenses were up $86 million or 126% from the same quarter last year, up $83 million or 117% from the prior quarter, and up $88 million or 42% for the nine months ended July 31, 2017 versus the same period in 2016, primarily due to the inclusion of the results of The PrivateBank of $83 million, which included compensation expenses of $14 million related to the retention of key employees.

Income taxes

Income taxes were up $9 million from the same quarter last year, up $7 million from the prior quarter, and up $17 million for the nine months ended July 31, 2017 versus the same period in 2016, primarily due to higher income from the inclusion of the results of The PrivateBank in the third quarter of 2017.

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30 (2)	2016 Jul. 31 (2)	2017 Jul. 31	2016 Jul. 31 (2)
Revenue
Global markets	$360	$407	$415	$1,298	$1,275
Corporate and investment banking	321	284	325	893	831
Other	(2)	(1)	29	7	19
Total revenue (3)	679	690	769	2,198	2,125
Provision for (reversal of) credit losses	1	(5)	47	(4)	155
Non-interest expenses	340	348	355	1,054	1,019
Income before income taxes	338	347	367	1,148	951
Income taxes (3)	86	80	86	283	217
Net income	$252	$267	$281	$865	$734
Net income attributable to:
Equity shareholders (a)	$252	$267	$281	$865	$734
Efficiency ratio (3)	50.1%	50.4%	46.2%	47.9%	48.0%
Return on equity (4)	33.2%	35.4%	33.2%	37.1%	30.4%
Charge for economic capital (4) (b)	$(74)	$(72)	$(83)	$(226)	$(235)
Economic profit (4) (a+b)	$178	$195	$198	$639	$499
Full-time equivalent employees	1,327	1,262	1,301	1,327	1,301
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current quarter. See “External reporting changes” for additional details.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $20 million for the quarter ended July 31, 2017 (April 30, 2017: $123 million; July 31, 2016: $142 million) and $261 million for the nine months ended July 31, 2017 (July 31, 2016: $377 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $252 million, down $29 million from the same quarter last year, primarily due to lower revenue, partially offset by a lower provision for credit losses and lower non-interest expenses.

Net income was down $15 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest expenses.

Net income for the nine months ended July 31, 2017 was $865 million, up $131 million from the same period in 2016, primarily due to a reversal of credit losses compared with a provision for credit losses in the same period in 2016, and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was down $90 million or 12% from the same quarter last year.

Global markets revenue was down $55 million, primarily due to lower revenue from equity derivatives and interest rate trading, partially offset by a gain on sale of an investment, and higher foreign exchange trading revenue.

Corporate and investment banking revenue was down $4 million, primarily due to lower equity underwriting revenue, partially offset by higher corporate banking revenue and investment portfolio gains.

Other revenue was down $31 million, as the same quarter last year included a gain from the structured credit run-off business, shown as an item of note.

Revenue was down $11 million or 2% from the prior quarter.

Global markets revenue was down $47 million, primarily due to lower revenue from equity derivatives and interest rate trading, partially offset by a gain on sale of an investment, and higher foreign exchange trading revenue.

CIBC THIRD QUARTER 2017	13

Corporate and investment banking revenue was up $37 million, primarily due to higher revenue from debt and equity underwriting, and corporate banking, partially offset by lower investment portfolio gains.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2017 was up $73 million or 3% from the same period in 2016.

Global markets revenue was up $23 million, primarily due to higher revenue from global markets financing activities, commodities and equity trading, the movement in reserves related to derivative client exposure, and a gain on sale of an investment. This increase was partially offset by lower revenue from interest rate, foreign exchange, and equity derivatives trading.

Corporate and investment banking revenue was up $62 million, primarily due to higher investment portfolios gains, higher revenue from corporate banking, and debt underwriting activity, partially offset by lower revenue from equity underwriting.

Other revenue was down $12 million, due to lower revenue from our run-off businesses, including the gain from the structured credit run-off business in the prior year period noted above.

Provision for (reversal of) credit losses

Provision for credit losses was down $46 million from the same quarter last year, as the same quarter last year included losses in our exited European leveraged finance portfolio, shown as an item of note.

Provision for credit losses was up $6 million from the prior quarter, due to reversals in the prior quarter.

The nine months ended July 31, 2017 included a reversal of credit losses of $4 million, compared with a provision for credit losses of $155 million in the same period in 2016, primarily due to better performance in the oil and gas sector. The same period in 2016 also included the losses in our exited European leveraged finance portfolio noted above.

Non-interest expenses

Non-interest expenses were down $15 million or 4% from the same quarter last year, and down $8 million or 2% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2017 were up $35 million or 3% from the same period in 2016, primarily due to higher spending on strategic initiatives and performance-based compensation.

Income taxes

Income taxes were comparable with the same quarter last year.

Income taxes were up $6 million from the prior quarter, primarily due to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes for the nine months ended July 31, 2017 were up $66 million from the same period in 2016, primarily due to higher income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance, Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of The PrivateBank are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
Revenue
International banking	$183	$178	$176	$540	$546
Other	58	(97)	(109)	(135)	(218)
Total revenue (2)	241	81	67	405	328
Provision for (reversal of) credit losses	(13)	(12)	(1)	(20)	117
Non-interest expenses	365	302	289	961	927
Loss before income taxes	(111)	(209)	(221)	(536)	(716)
Income taxes (2)	(61)	(166)	(186)	(393)	(540)
Net loss	$(50)	$(43)	$(35)	$(143)	$(176)
Net income (loss) attributable to:
Non-controlling interests	$4	$5	$6	$14	$16
Equity shareholders	(54)	(48)	(41)	(157)	(192)
Full-time equivalent employees	17,650	17,097	17,726	17,650	17,726
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $21 million for the quarter ended July 31, 2017 (April 30, 2017: $123 million; July 31, 2016: $142 million) and $262 million for the nine months ended July 31, 2017 (July 31, 2016: $377 million).

Financial overview

The current quarter and the nine months ended July 31, 2017 included a lower TEB adjustment(2), which resulted in higher revenue and a lower offsetting income tax benefit versus the comparative periods.

Net loss for the quarter was $50 million, compared with a net loss of $35 million in the same quarter last year, primarily due to higher non-interest expenses, partially offset by higher revenue.

Net loss was up $7 million from the prior quarter, primarily due to higher non-interest expenses, partially offset by higher revenue.

14	CIBC THIRD QUARTER 2017

Net loss for the nine months ended July 31, 2017 was $143 million, compared with a net loss of $176 million in the same period in 2016, primarily due to a reversal of credit losses compared with a provision for credit losses in the same period last year, partially offset by lower revenue (excluding the impact of the TEB adjustment(2) noted above), and higher non-interest expenses.

Revenue

Revenue was up $174 million or 260% from the same quarter last year.

International banking revenue was up $7 million, primarily due to better performance in CIBC FirstCaribbean.

Other revenue was up $167 million, primarily due to a lower TEB adjustment(2) and higher treasury revenue.

Revenue was up $160 million or 198% from the prior quarter.

International banking revenue was up $5 million, primarily due to better performance in CIBC FirstCaribbean, partially offset by the unfavourable impact of foreign exchange rates.

Other revenue was up $155 million, primarily due to a lower TEB adjustment(2) and higher treasury revenue.

Revenue for the nine months ended July 31, 2017 was up $77 million or 23% from the same period in 2016.

International banking revenue was down $6 million, primarily due to the unfavourable impact of foreign exchange rates.

Other revenue was up $83 million, primarily due to a lower TEB adjustment(2). The same period in 2016 included a gain on sale of a processing centre, shown as an item of note.

Provision for credit losses

Reversal of credit losses was up $12 million from the same quarter last year, primarily due to a higher reduction in the collective allowance.

Reversal of credit losses was comparable with the prior quarter.

The nine months ended July 31, 2017 included a reversal of credit losses of $20 million compared with a provision for credit losses of $117 million in the same period in 2016, as the same period last year included increases in the collective allowance, shown as items of note.

Non-interest expenses

Non-interest expenses were up $76 million or 26% from the same quarter last year, primarily due to an increase in legal provisions as well as transaction and integration-related costs associated with the acquisition of The PrivateBank, shown as items of note, and higher spending on other strategic initiatives.

Non-interest expenses were up $63 million or 21% from the prior quarter, primarily due to the legal provisions, and transaction and integration-related costs noted above.

Non-interest expenses for the nine months ended July 31, 2017 were up $34 million or 4% from the same period in 2016. Higher spending on strategic initiatives, including the transaction and integration-related costs noted above, was partially offset by lower legal provisions, shown as items of note in both periods.

Income taxes

Income tax benefit was down $125 million from the same quarter last year, primarily due to lower losses and a lower TEB adjustment(2).

Income tax benefit was down $105 million from the prior quarter, primarily due to a lower TEB adjustment(2).

Income tax benefit for the nine months ended July 31, 2017 was down $147 million from the same period in 2016, primarily due to lower losses, a lower TEB adjustment(2), and an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, shown as an item of note in the same period last year.

CIBC THIRD QUARTER 2017	15

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2017 Jul. 31 (1)	2016 Oct. 31
Assets
Cash and deposits with banks	$19,917	$14,165
Securities	88,380	87,423
Securities borrowed or purchased under resale agreements	45,072	33,810
Loans and acceptances, net of allowance	358,993	319,781
Derivative instruments	26,370	27,762
Other assets	22,180	18,416
	$560,912	$501,357
Liabilities and equity
Deposits	$439,357	$395,647
Obligations related to securities lent or sold short or under repurchase agreements	37,196	24,550
Derivative instruments	28,151	28,807
Other liabilities	22,991	25,314
Subordinated indebtedness	3,195	3,366
Equity	30,022	23,673
	$560,912	$501,357
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.

Assets

As at July 31, 2017, total assets were up $59.6 billion or 12% from October 31, 2016, net of a decrease of approximately $9 billion due to the depreciation of the U.S. dollar. The acquisition of The PrivateBank added approximately $31 billion of assets as at July 31, 2017.

Cash and deposits with banks increased by $5.8 billion or 41%, mainly due to higher short-term placements in Treasury.

Securities increased by $957 million or 1%, primarily due to the inclusion of securities from the acquisition of The PrivateBank, as well as an increase in available-for-sale (AFS) securities, partially offset by a decrease in trading securities.

Securities borrowed or purchased under resale agreements increased by $11.3 billion or 33%, primarily due to client-driven activities.

Loans and acceptances, net of allowance increased by $39.2 billion or 12% due to the increase in U.S. business and government loans from the acquisition of The PrivateBank and an increase in domestic residential mortgages.

Derivative instruments decreased by $1.4 billion or 5%, largely driven by a decrease in interest rate derivatives valuation, partially offset by an increase in foreign exchange and equity derivatives valuation.

Other assets increased by $3.8 billion or 20%, primarily due to the increase in goodwill as a result of the acquisition of The PrivateBank.

Liabilities

As at July 31, 2017, total liabilities were up $53.2 billion or 11% from October 31, 2016, net of a decrease of approximately $9 billion due to the depreciation of the U.S. dollar. The acquisition of The PrivateBank added approximately $24 billion of liabilities as at July 31, 2017.

Deposits increased by $43.7 billion or 11%, primarily due to the inclusion of the balances of The PrivateBank, increased wholesale funding, and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $12.6 billion or 52%, primarily due to client-driven activities.

Derivative instruments decreased by $656 million or 2%, largely driven by a decrease in interest rate derivatives valuation, partially offset by an increase in foreign exchange and equity derivatives valuation.

Other liabilities decreased by $2.3 billion or 9%, mainly due a decrease in acceptances.

Equity

As at July 31, 2017, equity increased by $6.3 billion or 27% from October 31, 2016, primarily due to share issuance arising from the acquisition of The PrivateBank as well as from shareholder and employee plans, and a net increase in retained earnings.

16	CIBC THIRD QUARTER 2017

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 29 to 38 of the 2016 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a 1.0% CET1 surcharge, which commenced January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8.0%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion. Additionally, effective beginning in the first quarter of 2017, banks need to hold an incremental countercyclical capital buffer equal to the weighted average of buffers deployed in Canada and across certain other jurisdictions, where private sector credit exposures exist(1).

Capital adequacy requirements are applied on a consolidated basis, which is consistent with the consolidation basis in our financial statements as described in Note 1 to the 2016 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

(1)	A countercyclical capital buffer is also applicable, but is insignificant for CIBC as at July 31, 2017.

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

CIBC THIRD QUARTER 2017	17

Regulatory capital

$ millions, as at	2017 Jul. 31	2016 Oct. 31
Transitional basis
CET1 capital	$22,221	$20,751
Tier 1 capital	24,220	22,596
Total capital	27,598	25,949
RWA (1)	200,100	173,902
CET1 ratio	11.1%	11.9%
Tier 1 capital ratio	12.1%	13.0%
Total capital ratio	13.8%	14.9%
All-in basis
CET1 capital	$20,664	$19,148
Tier 1 capital	23,726	21,666
Total capital	27,153	25,083
CET1 capital RWA (1)	198,459	168,996
Tier 1 capital RWA (1)	198,686	169,322
Total capital RWA (1)	198,867	169,601
CET1 ratio	10.4%	11.3%
Tier 1 capital ratio	11.9%	12.8%
Total capital ratio	13.7%	14.8%
(1)	Before any capital floor requirement as applicable, there are three different levels of RWAs for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the advanced internal ratings-based (AIRB) approach for credit risk. The capital floor is determined by comparing a capital requirement under Basel I and Basel III, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I requirement is added to the RWAs.

CET1 ratio (All-in basis)

The CET1 ratio at July 31, 2017 decreased 0.9% from October 31, 2016, driven by an increase in CET1 capital RWAs, partially offset by an increase in CET1 capital. The increase in CET1 capital RWAs was primarily due to the acquisition of The PrivateBank, as well as organic growth and portfolio migrations, partially offset by net foreign exchange movement and parameter updates. The increase in CET1 capital was the result of share issuance arising from the acquisition of The PrivateBank and our shareholder and employee plans, and internal capital generation (net income less dividends), partially offset by higher regulatory deductions for goodwill and intangible assets arising from the acquisition of The PrivateBank and net foreign exchange movement.

Movement in total regulatory capital

Changes in total regulatory capital (all-in basis) under Basel III from October 31, 2016 to July 31, 2017 are presented in the table below:

$ millions
Balance as at October 31, 2016	$25,083
Issue of common shares pursuant to the acquisition of The PrivateBank	3,443
Other issue of common shares	168
Issue of preferred shares	800
Issue of subordinated indebtedness	–
Purchase of common shares for cancellation	–
Redemption of preferred shares	–
Net income attributable to equity shareholders	3,540
Preferred and common share dividends	(1,580)
Premium on purchase of common shares for cancellation	–
Shares issued in lieu of cash dividends	548
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	(807)
Net change in AFS securities	(77)
Net change in cash flow hedges	4
Net change in post-employment defined benefit plans	264
Change in shortfall of allowance to expected losses	(164)
Change in goodwill and other intangible assets	(3,831)
Redemption of subordinated indebtedness	–
Other, including change in regulatory adjustments	(238)
Balance as at July 31, 2017	$27,153

18	CIBC THIRD QUARTER 2017

Movement in CET1 capital RWAs

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks from October 31, 2016 to July 31, 2017.

Credit risk

$ millions
	Credit risk	Of which counterparty credit risk (1)
Balance as at October 31, 2016	$143,075	$8,861
Book size (2)	10,020	1,213
Book quality (3)	(3,511)	(755)
Model updates (4)	(2,522)	(37)
Methodology and policy (5)	1,085	361
Acquisitions and disposals	26,517	90
Foreign exchange movements	(4,279)	(217)
Other	(2,231)	(80)
Balance as at July 31, 2017 (6)	$168,154	$9,436
(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $3,264 million of CET1 CVA RWAs relating to bilateral over-the-counter (OTC) derivatives.

The increase in credit risk RWAs is primarily due to the acquisition of The PrivateBank, as well as organic growth across our businesses throughout the year. The decrease in the book quality category reflects the impact of portfolio upgrades experienced during the year. Model updates include refinements and normal course updates to our underlying AIRB models and parameters.

Market risk

$ millions
Balance as at October 31, 2016	$4,175
Movement in risk levels (1)	1,654
Model updates (2)	(284)
Methodology and policy (3)	–
Acquisitions and disposals	59
Foreign exchange movements	374
Other	–
Balance as at July 31, 2017	$5,978
(1)	Relates to changes in open positions and market data.
(2)	Relates to internal model or parameter changes.
(3)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.

The overall increase in market risk RWAs is primarily driven by movement in risk levels, which includes changes in open positions and the market rates affecting these positions, along with foreign exchange movement. These factors were partially offset by internal model updates.

Operational risk

$ millions
Balance as at October 31, 2016	$21,746
Movement in risk levels (1)	1,012
Methodology and policy (2)	–
Acquisitions and disposals	1,569
Balance as at July 31, 2017	$24,327
(1)	Relates to changes in loss experience and business environment and internal control factors.
(2)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.

The increase in operational risk RWAs is primarily driven by the acquisition of The PrivateBank. The movement in risk level under the advanced measurement approach reflects changes in loss experience, changes in the business environment, internal control factors and gross income, as defined by the BCBS. Methodology and policy updates reflect capital methodology changes implemented within CIBC for our portfolios.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements (see page 34 of the 2016 Annual Report), which continue to evolve.

In December 2016, OSFI issued a final Capital Adequacy Requirements Guideline, effective beginning in the first quarter of 2017.

In March 2017, the BCBS issued a consultative document focusing on the identification and management of step-in risk, with a proposed implementation timeline of no later than the end of 2019. Step-in risk is the risk that a bank might provide financial support to an unconsolidated entity beyond, or in the absence of, any contractual obligations or equity ties, should the entity experience financial stress. The focus of these guidelines is on unconsolidated entities such as securitization conduits, structured investment vehicles, and money market funds.

In July 2017, the BCBS issued the consultative document “Capital treatment for simple, transparent and comparable short-term securitisations”, setting out additional guidance and requirements for eligibility to apply preferential regulatory capital treatment for banks that act as investors in, or sponsors of

CIBC THIRD QUARTER 2017	19

simple, transparent and comparable short-term securitizations. The proposed treatment is consistent with the BCBS’ July 2016 revisions to the securitization framework.

In July 2017, OSFI announced that it is extending the Canadian implementation timeline for adoption of the BCBS’ market risk framework from the end of 2019 to no earlier than the first quarter of 2021. The date was revised from the BCBS’ expected 2019 timeline due to the challenges and uncertainties associated with implementation of the requirements.

CIBC will continue to monitor and prepare for developments impacting risk-based capital requirements.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at		2017 Jul. 31	2016 Oct. 31
Transitional basis
Tier 1 capital	A	$24,220	$22,596
Leverage ratio exposure	B	602,730	546,136
Leverage ratio	A/B	4.0%	4.1%
All-in basis
Tier 1 capital	C	$23,726	$21,666
Leverage ratio exposure	D	602,314	545,480
Leverage ratio	C/D	3.9%	4.0%

Leverage ratio (All-in basis)

The leverage ratio at July 31, 2017 decreased 0.1% from October 31, 2016, driven by an increase in leverage ratio exposures, partially offset by an increase in Tier 1 capital. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet assets primarily resulting from the acquisition of The PrivateBank and an increase in securities financing transaction exposures. The increase in Tier 1 capital was primarily driven by the factors noted in the CET1 capital discussion above, as well as the issuance of preferred shares.

Proposed revisions to leverage ratio framework

Revisions proposed by the BCBS are discussed on page 35 of the 2016 Annual Report and are expected to be finalized for implementation on January 1, 2018.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of an initiative to replace existing Pillar 3 disclosure requirements for the various types of risk. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of risk disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In April 2017, OSFI released its guidelines confirming expectations for domestic implementation of the BCBS Pillar 3 first phase requirements, with implementation required by the fourth quarter of 2018.

In March 2017, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a standard establishing the second phase of the project. This standard includes enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework. The BCBS has also commenced a third phase of its review of Pillar 3. OSFI has not yet released its requirements for the second and third phases.

CIBC will continue to monitor and prepare for developments in this area.

Global systemically important banks (G-SIBs) – public disclosure requirements

In March 2017, the BCBS released “Global Systemically Important Banks – Revised Assessment Framework”, a consultative document proposing revisions to the G-SIB assessment framework, designed to capture new dimensions of systemic risk not included in the current framework. The proposal includes new G-SIB indicators as well as amendments to the definition and potential weighting of existing indicators. The revised assessment methodology is expected to be finalized in 2017 and to become effective for the 2019 G-SIB assessment.

Bank recapitalization (Bail-in) conversion regulations

In June 2016, a legislative framework for a bail-in regime for Canada’s D-SIBs received royal assent. The overarching policy objective is to strengthen financial stability while protecting taxpayers in the event of a D-SIB failure, and is consistent with the objectives of the Financial Stability Board’s rules for Total Loss-Absorbing Capacity (TLAC) applicable to G-SIBs. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized.

On June 16, 2017, the Department of Finance issued a pre-publication of bail-in regulations. These provide statutory powers to the Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable. OSFI is responsible for designating D-SIBs, setting minimum bail-in/TLAC requirements, and determining that a bank is non-viable. In line with previous consultations, liabilities subject to bail-in are unsecured and tradable liabilities with original term to maturity of more than 400 days. Consumer deposits, derivatives and structured notes would not be eligible for bail-in. The regulations become effective 180 days after the regulations are registered.

20	CIBC THIRD QUARTER 2017

In conjunction with the pre-publication of bail-in regulations, OSFI issued draft guidelines on TLAC for Canada’s D-SIBs and holdings of TLAC instruments for public consultation. OSFI’s TLAC guideline requires D-SIBs to maintain a minimum of 21.5% of TLAC-eligible instruments(1) relative to their RWAs and 6.75% relative to their leverage exposures. In addition, D-SIBs will be expected to hold buffers above the minimum TLAC ratios. TLAC-eligible liabilities must satisfy all of the requirements set out in the bail-in regulations and have a residual maturity greater than 365 days, among other requirements. The minimum TLAC requirements are proposed to be effective in fiscal 2022.

OSFI’s TLAC holdings proposal is in line with the BCBS’ TLAC holdings standard finalized in October 2016. Under the draft guideline, our investment in other G-SIBs’ and Canadian D-SIBs’ TLAC instruments are to be deducted from our own Tier 2 capital if our aggregate holdings, together with investments in capital instruments of other financial institutions, exceeds certain thresholds in relation to our own CET1 capital.

(1)	The sum of a D-SIB’s TLAC, subject to certain adjustments. Will include Tier 1 capital, Tier 2 capital, and prescribed shares and liabilities that are subject to conversion into common shares and meet the eligibility criteria set out in OSFI’s TLAC draft guideline.

Significant capital management activity

Normal course issuer bid

On March 10, 2017, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares; (ii) CIBC providing a notice of termination; or (iii) March 13, 2018. No common shares have been purchased under this bid.

Common share issuance pursuant to the acquisition of The PrivateBank

On June 23, 2017, we completed the acquisition of The PrivateBank, and in connection therewith, we issued 32,137,402 CIBC common shares. For further details, see Note 3 and Note 9 to our interim consolidated financial statements.

Shareholder investment plan (the plan)

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 1,772,067 common shares for consideration of $187 million for the quarter and 5,073,283 common shares for consideration of $549 million for the nine months ended July 31, 2017.

Dividends

On August 23, 2017, the CIBC Board of Directors (the Board) approved an increase in our quarterly common share dividend from $1.27 per share to $1.30 per share for the quarter ending October 31, 2017.

Our quarterly common share dividend was increased from $1.24 per share to $1.27 per share for the quarter ended April 30, 2017.

Preferred shares

On June 2, 2017, we issued 32 million Non-cumulative Rate Reset Class A Preferred Shares Series 45 (Non-Viability Contingent Capital (NVCC)) (Series 45 shares) with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, if declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Subject to CIBC’s redemption rights, holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

Subordinated indebtedness

During the quarter ended July 31, 2017, we purchased and cancelled $42 million (US$34 million) of our Floating Rate Debenture Notes Due 2084.

During the quarter ended April 30, 2017, we purchased and cancelled $25 million (US$19 million) of our Floating Rate Debenture Notes Due 2085.

CIBC THIRD QUARTER 2017	21

Convertible instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2017	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$3,800		960,000,000
(1)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 69% based on the number of CIBC common shares outstanding as at July 31, 2017. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. These arrangements typically involve the use of structured entities (SEs), which are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust. Details of our other off-balance sheet arrangements are provided on pages 38 and 39 of the 2016 Annual Report and also in Note 6 to the consolidated financial statements in the 2016 Annual Report. Following the acquisition of The PrivateBank, we also consolidate certain SEs which we sponsor that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at July 31, 2017, these consolidated SEs had $49 million of loans outstanding. Our non-consolidated SEs also now include debt and equity investments in limited liability entities relating to our U.S. Community Reinvestment Act initiatives. These limited liability entities invest in qualifying community development projects, such as affordable housing projects.

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. As at July 31, 2017, there were $6.1 billion (October 31, 2016: $6.0 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $11 million in the third quarter of 2017 ($9 million for the same quarter last year and $9 million for the prior quarter). Fees for the nine months ended July 31, 2017 were $31 million ($26 million for the nine months ended July 31, 2016). All fees earned in respect of activities with the conduits are on a market basis.

As at July 31, 2017, the amount funded for the various asset types in our multi-seller conduits amounted to $5.6 billion (October 31, 2016: $5.4 billion). The estimated weighted-average life of these assets was 1.5 years (October 31, 2016: 1.5 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $3 million (October 31, 2016: $10 million). Our committed backstop liquidity facilities to these conduits were $8.0 billion (October 31, 2016: $7.2 billion). We also provided credit facilities of $40 million (October 31, 2016: $40 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $130 million (October 31, 2016: $130 million). As at July 31, 2017, we funded $98 million (October 31, 2016: $103 million) through the issuance of bankers’ acceptances and prime loans.

22	CIBC THIRD QUARTER 2017

Our on-balance sheet amounts and maximum exposure to loss related to our off-balance sheet arrangements with SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of credit valuation adjustment (CVA) is not considered in the table below.

$ millions, as at July 31, 2017	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Structured vehicles run-off (1)	Other (2)
On-balance sheet assets at carrying value (3)
Trading securities	$3		$272	$3	$370
AFS securities	–		2,092	–	137
FVO securities	–		–	89	–
Loans	98		1,220	32	–
Investments in equity-accounted associates and joint ventures	–		1	–	5
Derivatives (4)	–		–	–	–
	$101		$3,585	$124	$512
October 31, 2016	$113		$4,647	$910	$448
On-balance sheet liabilities at carrying value (3)
Deposits	$–		$–	$–	$1,629
Derivatives (4)	–		–	144	33
	$–		$–	$144	$1,662
October 31, 2016	$–		$–	$174	$1,664
Maximum exposure to loss, net of hedges
Investments and loans	$101		$3,585	$124	$512
Notional of written derivatives, less fair value losses	–		–	33	–
Liquidity, credit facilities and commitments	5,632	(5)	1,583	12	91
Less: hedges of investments, loans and written derivatives exposure	–		–	(56)	(370)
	$5,733		$5,168	$113	$233
October 31, 2016	$5,613		$6,045	$409	$121
(1)	Includes CIBC structured collateralized debt obligation (CDO) vehicles and third-party structured vehicles.
(2)	Includes pass-through investment structures, a commercial mortgage securitization trust, CIBC Capital Trust, and CIBC-managed investment funds and CRA-related investment vehicles.
(3)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(4)	Comprises written credit default swaps and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(5)	Excludes an additional $2.5 billion (October 31, 2016: $1.8 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $3 million (October 31, 2016: $10 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Additional details of our SEs are provided in Note 6 to the interim consolidated financial statements.

CIBC THIRD QUARTER 2017	23

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 75 of the 2016 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, including Compliance, and other oversight functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Risk Management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

There were changes made during the year to the Risk Management structure. The current structure is illustrated below:

24	CIBC THIRD QUARTER 2017

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Deciding on transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering requirements.

The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•	Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to the treasury/liquidity management function within CIBC.
•	Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with our commercial, wholesale and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.
•	Global Operational Risk Management – This group develops the systems and tools to facilitate the identification of operational risks, and has global accountability for the measurement and monitoring of all operational risk types.
•	Risk Analytics, Reporting and Credit Decisioning – This group is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk policy and governance, risk systems and models, recovery and resolution planning, as well as economic and regulatory capital methodologies. In addition, this group manages credit risk in the retail lines of business (residential mortgages, credit cards, personal loans/lines of credit, small business loans) and performs analytics to optimize retail credit performance, along with collections, fraud, and anti-money laundering outcomes.
•	Compliance – This group provides timely and proactive advice and independent oversight of CIBC’s compliance with applicable regulatory and anti-money laundering requirements.
•	U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the U.S. Risk Management Committee of the Board and reporting to the Senior Executive Vice-President, U.S. Region. The group provides independent oversight for the identification, management, measurement, monitoring and control of risks in CIBC’s U.S. Commercial Banking and Wealth Management SBU. In addition, the CRO also oversees, through a joint oversight structure, the U.S. CRO, to ensure the relevant aspects of the U.S. Risk Management group are consistent with the above noted practices.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the top and emerging risks that we consider to have potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. CIBC has cyber insurance coverage to help mitigate loss associated with cyber incidents.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, malware, unauthorized access and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats, evolving regulatory requirements, and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

Currently, there are several areas of concern which have raised the level of uncertainty in global financial markets. These include tensions between the U.S. and North Korea, the volatile situation in Syria, and the Brexit negotiations following the election results in the U.K. While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

The new administration in the U.S. continues to pose economic policy uncertainties that could either add or subtract to Canadian economic activity. The downside risks would be associated with an increase in protectionism that does not exempt Canadian goods and services, as well as heightened competition

CIBC THIRD QUARTER 2017	25

for business investment as the U.S. eases up on corporate taxes and regulations. There could also be positive implications for Canada if U.S. growth accelerates due to fiscal stimulus. The U.S. government recently commenced the process of opening discussions to renegotiate the terms of the North American Free Trade Agreement. We will monitor these developments as details emerge.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. The Bank of Canada’s recent quarter-point increase in interest rates is expected to be followed by a similar increase later in the year. The increase and potential further interest rate increases by the Bank of Canada can be viewed in concert with measures that OSFI, the Department of Finance and provincial governments have taken to slow down borrowing and calm the housing market.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. Therefore, our variable rate borrowers should be able to withstand some increase in interest rates. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase.

Acquisition risk

CIBC seeks out acquisition opportunities which align with its strategies, risk appetite and financial goals. The ability to successfully execute these strategies to integrate acquisitions, and the ability to anticipate and manage risks associated with them, are subject to certain factors. These include receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, among others, and changes in general business and economic conditions.

Although many of the factors are beyond CIBC’s control, their impact is partially mitigated by conducting due diligence before completing the transaction, developing and executing appropriate integration plans, and monitoring performance following the acquisition. However, acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances and there could be an adverse impact on CIBC’s operations and financial performance.

U.S. banking regulation

In conjunction with our acquisition of The PrivateBank, completed on June 23, 2017, our wholly-owned subsidiary, CIBC Holdco Inc. (CIBC Holdco), became a bank holding company registered under the U.S. Bank Holding Company Act of 1956, as amended, and is subject to regulation as a bank holding company by the U.S. Board of Governors of the Federal Reserve System (Federal Reserve). The PrivateBank, as a state-chartered bank with greater than $10 billion of total assets, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the U.S. Consumer Financial Protection Board (CFPB), and the Illinois Department of Financial and Professional Regulation.

The scope of these regulations could impact our business in a number of ways. For example, both CIBC Holdco and The PrivateBank are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Holdco are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to The PrivateBank in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve and the FDIC also have the ability to restrict dividends paid by CIBC Holdco or The PrivateBank, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

Furthermore, the Federal Reserve and the FDIC could also place limits on our ability to grow our U.S. banking operation, whether through acquisitions or organically, if, among other things, they have supervisory concerns about risk management or compliance practices at CIBC Holdco or The PrivateBank. In addition, the CFPB has been active in recent years in pursuing enforcement actions and imposing fines against U.S. financial institutions for violations of federal consumer protection laws.

Commodity prices

Commodity prices continue to fluctuate. Oil prices have rallied somewhat from their low levels in June as stronger growth in demand, as forecast by the International Energy Agency, is expected to reduce the glut in global supply.

So far, our overall commodity exposure continues to perform within our risk appetite, with losses in our oil and gas portfolio down significantly. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We have run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

China economic policy risk

While meeting the government-set quarterly targets, China’s economy continues to be on a relatively slower growth trajectory as, in addition to cyclical factors, the country tries to rebalance growth from an export-oriented and investment-driven performance to a more sustainable service-oriented and consumption-driven economy. The capital controls deployed by the People’s Bank of China late last year which were designed to slow capital outflows remain in place and could have implications for Canadian cities such as Vancouver and Toronto, where foreign purchasers have contributed to the sharp rise in house prices over recent years. These capital controls could also slow the market in Canada for mergers and acquisitions.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change, and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown could affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and could raise the credit risk associated with our exposure to trading counterparties.

Anti-money laundering

Recognizing the threat of money laundering, terrorist financing activities and other related crimes to the stability and integrity of a country’s financial sector and its broader economy, the international community has made the fight against these illegal activities a priority. Several laws and regulations have been enacted by governments and regulatory bodies globally. As a potential conduit for illegal operations, financial institutions bear a significant responsibility in mitigating the risks associated with these activities.

CIBC is committed to adhering to all regulatory requirements pertaining to Anti-Money Laundering (AML) and Anti-Terrorist Financing (ATF) and implementing best practices to minimize the impact of such activities. As such, CIBC has implemented procedures to ensure that relevant regulatory

26	CIBC THIRD QUARTER 2017

obligations with respect to the reporting of large cash transactions, electronic funds transfers, and cross-border movements of cash and monetary instruments, are met in each jurisdiction. In addition, all employees are required to complete CIBC’s AML/ATF training annually.

Environmental risks and pandemic outbreaks

A number of environmental events have occurred over the past several years, including hurricanes, tsunamis, earthquakes, wildfires, droughts and floods, oil spills, and industrial accidents. There is also concern that the outbreak of certain illnesses could have the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, along with the potential impact of climate change, introduce uncertainty and pose risks to the global economy, as well as our clients and our operations.

CIBC monitors these events and has measures in place including disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at July 31, 2017:

(1)	Includes counterparty credit risk of $126 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $8,760 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $550 million, which comprises derivatives and repo-style transactions.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes investment risk.

CIBC THIRD QUARTER 2017	27

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2017 Jul. 31	2016 Oct. 31
Business and government portfolios – AIRB approach
Drawn	$132,790	$127,577
Undrawn commitments	45,346	42,526
Repo-style transactions	109,744	86,384
Other off-balance sheet	76,557	81,210
OTC derivatives	16,948	18,587
Gross exposure at default (EAD) on business and government portfolios	381,385	356,284
Less: Repo-style transaction collateral	98,861	76,263
Net EAD on business and government portfolios	282,524	280,021
Retail portfolios – AIRB approach
Drawn	251,692	232,848
Undrawn commitments	68,492	67,541
Other off-balance sheet	344	351
Gross EAD on retail portfolios	320,528	300,740
Standardized portfolios (1)	44,342	14,122
Securitization exposures	13,350	18,863
Gross EAD	$759,605	$690,009
Net EAD	$ 660,744	$613,746

(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details. Credit risk for The PrivateBank is calculated under the standardized approach.

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 76% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to Standard & Poor’s Ratings Services (S&P)/Moody’s Investors Service, Inc. (Moody’s) rating of BBB-/Baa3 and higher).

$ millions, as at July 31, 2017	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$ 3,940	$3,473	$413	$530	$8,356
Midstream	1,386	1,790	25	130	3,331
Downstream	214	229	72	2	517
Integrated	146	1,127	310	715	2,298
Oil and gas services	313	175	34	29	551
Petroleum distribution	1,249	887	89	52	2,277
	$ 7,248	$7,681	$943	$1,458	$17,330
October 31, 2016	$6,873	$7,825	$963	$1,994	$17,655

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and nine months ended July 31, 2017, $44 million and $232 million, respectively ($21 million and $147 million for the quarter and nine months ended July 31, 2016, respectively) of loans have undergone TDR, of which $34 million related to The PrivateBank.

28	CIBC THIRD QUARTER 2017

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages					HELOC (1)		Total
$ billions, as at July 31, 2017	Insured			Uninsured		Uninsured		Insured			Uninsured
Ontario (2)	$ 42.6		43%	$56.3	57%	$11.2	100%	$42.6		39%	$67.5	61%
British Columbia and territories (3)	15.3		36	27.1	64	4.4	100	15.3		33	31.5	67
Alberta	15.9		61	10.0	39	2.8	100	15.9		56	12.8	44
Quebec	7.3		52	6.7	48	1.5	100	7.3		47	8.2	53
Central prairie provinces	4.8		63	2.8	37	0.9	100	4.8		56	3.7	44
Atlantic provinces	5.2		62	3.2	38	0.8	100	5.2		57	4.0	43
Canadian portfolio (4)(5)	91.1		46	106.1	54	21.6	100	91.1		42	127.7	58
U.S. portfolio (4)(6)(7)	–	(8)	2	0.8	98	0.1	100	–	(8)	2	0.9	98
Other international portfolio (4)	–		–	2.4	100	–	–	–		–	2.4	100
Total portfolio	$ 91.1		45%	$109.3	55%	$21.7	100%	$91.1		41%	$131.0	59%
October 31, 2016	$97.4		53%	$85.9	47%	$20.3	100%	$97.4		48%	$106.2	52%
(1)	We did not have any insured HELOCs as at July 31, 2017 and October 31, 2016.
(2)	Includes $21.0 billion (October 31, 2016: $22.7 billion) of insured residential mortgages, $39.0 billion (October 31, 2016: $28.3 billion) of uninsured residential mortgages, and $6.5 billion (October 31, 2016: $5.8 billion) of HELOCs in the Greater Toronto Area (GTA).
(3)	Includes $7.2 billion (October 31, 2016: $7.8 billion) of insured residential mortgages, $20.2 billion (October 31, 2016: $17.2 billion) of uninsured residential mortgages, and $2.7 billion (October 31, 2016: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).
(4)	Geographical location is based on the address of the property.
(5)	74% (October 31, 2016: 77%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).
(6)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(7)	Insurance on U.S. residential mortgages is provided by Federal Housing Administration.
(8)	Due to rounding.

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated during the quarter and nine months are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the nine months ended
	2017 Jul. 31		2017 Apr. 30		2016 Jul. 31		2017 Jul. 31		2016 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	66%	64%	67%	64%	68%	64%	67%	64%	69%
British Columbia and territories (3)	61	64	61	65	60	63	60	64	60	64
Alberta	68	72	68	73	68	73	68	72	68	72
Quebec	68	73	68	72	67	72	68	72	67	72
Central prairie provinces	69	73	70	73	68	74	69	73	69	73
Atlantic provinces	72	73	73	73	71	73	72	73	72	73
Canadian portfolio (4)	63%	67%	64%	67%	63%	67%	64%	67%	64%	68%
U.S. portfolio (4)(5)	72%	75%	n/a	n/a	n/a	n/a	72%	75%	n/a	n/a
Other international portfolio (4)	73%	n/m	72%	n/m	68%	n/m	73%	n/m	70%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 61% (April 30, 2017: 62%; July 31, 2016: 61%) and 62% for the nine months ended July 31, 2017 (July 31, 2016: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 58% (April 30, 2017: 58%; July 31, 2016: 57%) and 57% for the nine months ended July 31, 2017 (July 31, 2016: 58%).
(4)	Geographical location is based on the address of the property.
(5)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
n/a	Not applicable.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2017 (1)(2)	54%	52%
October 31, 2016 (1)(2)	57%	56%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2017 and October 31, 2016 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2017 and September 30, 2016, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 46% (October 31, 2016: 53%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2016: 46%).

CIBC THIRD QUARTER 2017	29

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5–10 years	10–15 years	15–20 years	20–25 years	25–30 years	30–35 years	35 years and above
Canadian portfolio
July 31, 2017	– %	– %	3%	5%	35%	55%	2%	– %
October 31, 2016	– %	– %	3%	6%	30%	58%	3%	– %
U.S. portfolio
July 31, 2017 (1)	– %	3%	14%	15%	10%	52%	4%	2%
October 31, 2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other international portfolio
July 31, 2017	9%	15%	27%	23%	16%	9%	1%	– %
October 31, 2016	8%	16%	27%	24%	16%	8%	1%	– %
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
n/a	Not applicable.

Current customer payment basis

	Less than 5 years	5–10 years	10–15 years	15–20 years	20–25 years	25–30 years	30–35 years	35 years and above
Canadian portfolio
July 31, 2017	2%	4%	7%	11%	35%	37%	4%	– %
October 31, 2016	2%	5%	8%	12%	34%	37%	2%	– %
U.S. portfolio
July 31, 2017 (1)	– %	4%	14%	14%	10%	51%	1%	6%
October 31, 2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other international portfolio
July 31, 2017	8%	15%	26%	24%	16%	9%	2%	– %
October 31, 2016	8%	16%	26%	23%	16%	8%	2%	1%
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
n/a	Not applicable.

In October 2016, the Minister of Finance announced changes to strengthen the housing market that will impose the use of the government-posted mortgage qualifying rates on a wider range of insured mortgages, and close loopholes related to the principal residence exemption for capital gains taxes. There is ongoing consultation with market participants on an approach to implement risk sharing for insured mortgages (i.e., sharing losses between banks and insurers).

Reflective of the regulatory changes relating to mortgage insurance introduced over the past few years, including the most recent changes noted above, and a change in consumer behaviour in response to the series of government tightening measures on high ratio mortgages, we expect our insured mortgage mix as a proportion of total mortgages to decrease at an accelerated rate.

In August 2016, the government of British Columbia introduced a 15% property transfer tax on the purchase of real estate in the GVA and surrounding regions by foreign buyers. In April 2017, the Ontario government introduced a number of housing-related regulations, including a 15% foreign buyers’ tax in the GTA and surrounding regions. Initial indications have shown that residential real estate activity, including sales and average resale prices, have slowed in the GTA since the new tax was introduced, while the GVA has seen renewed activity levels in the year since the tax was announced. CIBC will continue to closely monitor the housing markets and the performance of our credit portfolios in these two regions, and will take risk mitigation action as required.

In July 2017, OSFI released a draft proposal of updates to its B-20 guidelines. The guidelines introduce a number of key changes to qualifying interest rates for uninsured mortgages, dynamic and adjusted LTV ratios, more prescriptive guidance around the definitions of non-conforming loans, and process changes in adjudication procedures. Additionally, the draft guidelines tighten OSFI’s expectations and introduce more stringent rules around loan documentation, income verification, limits and limit monitoring, as well as controls. CIBC and other Canadian financial institutions continue to hold discussions with OSFI on the subject matter, as part of the public consultation process. CIBC will continue to monitor developments in this area, including potential impact on our real estate secured lending portfolios.

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2017, our Canadian condominium mortgages were $23.1 billion (October 31, 2016: $20.6 billion) of which 46% (October 31, 2016: 54%) were insured. Our drawn developer loans were $0.6 billion (October 31, 2016: $0.7 billion) or 0.5% (October 31, 2016: 0.8%) of our business and government portfolio, and our related undrawn exposure was $2.6 billion (October 31, 2016: $2.2 billion). The condominium developer exposure is diversified across 82 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

30	CIBC THIRD QUARTER 2017

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as described in Note 12 to the 2016 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at		2017 Jul. 31 (1)		2016 Oct. 31
	Exposure (2)
Investment grade	$6.32	83.0%	$7.36	82.8%
Non-investment grade	1.23	16.2	1.43	16.1
Watch list	0.02	0.2	0.03	0.3
Default	–	–	0.05	0.6
Unrated	0.05	0.6	0.02	0.2
	$7.62	100.0%	$8.89	100.0%
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2017 Jul. 31			2017 Apr. 30			2016 Jul. 31			2017 Jul. 31			2016 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$604	$729	$1,333	$704	$714	$1,418	$1,146	$735	$1,881	$951	$707	$1,658	$659	$760	$1,419
Classified as impaired during the period	134	339	473	40	349	389	283	291	574	259	1,039	1,298	1,032	896	1,928
Transferred to not impaired during the period	(12)	(38)	(50)	(1)	(36)	(37)	(3)	(40)	(43)	(32)	(114)	(146)	(16)	(97)	(113)
Net repayments	(103)	(93)	(196)	(131)	(82)	(213)	(171)	(61)	(232)	(321)	(236)	(557)	(361)	(196)	(557)
Amounts written off	(18)	(233)	(251)	(28)	(230)	(258)	(86)	(235)	(321)	(92)	(697)	(789)	(135)	(661)	(796)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	(4)	–	(4)	–	–	–	(156)	–	(156)	(169)	–	(169)	(156)	–	(156)
Purchased credit-impaired loans (1)	93	12	105	–	–	–	–	–	–	93	12	105	–	–	–
Foreign exchange and other	(40)	(26)	(66)	20	14	34	22	13	35	(35)	(21)	(56)	12	1	13
Balance at end of period	$654	$690	$1,344	$604	$729	$1,333	$1,035	$703	$1,738	$654	$690	$1,344	$1,035	$703	$1,738
Allowance for impairment (2)
Balance at beginning of period	$199	$325	$524	$213	$310	$523	$371	$324	$695	$259	$313	$572	$313	$333	$646
Amounts written off	(18)	(233)	(251)	(28)	(230)	(258)	(86)	(235)	(321)	(92)	(697)	(789)	(135)	(661)	(796)
Recoveries of amounts written off in previous periods	5	43	48	5	45	50	3	43	46	14	131	145	12	127	139
Charge to income statement	23	186	209	6	191	197	60	185	245	42	575	617	179	540	719
Interest accrued on impaired loans	(5)	(2)	(7)	(4)	(2)	(6)	(6)	(3)	(9)	(15)	(6)	(21)	(13)	(7)	(20)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(14)	(23)	(37)	7	11	18	7	6	13	(18)	(20)	(38)	(7)	(12)	(19)
Balance at end of period	$190	$296	$486	$199	$325	$524	$349	$320	$669	$190	$296	$486	$349	$320	$669
Net impaired loans
Balance at beginning of period	$405	$404	$809	$491	$404	$895	$775	$411	$1,186	$692	$394	$1,086	$346	$427	$773
Net change in gross impaired	50	(39)	11	(100)	15	(85)	(111)	(32)	(143)	(297)	(17)	(314)	376	(57)	319
Net change in allowance	9	29	38	14	(15)	(1)	22	4	26	69	17	86	(36)	13	(23)
Balance at end of period	$464	$394	$858	$405	$404	$809	$686	$383	$1,069	$464	$394	$858	$686	$383	$1,069
Net impaired loans as a percentage of net loans and acceptances			0.24%			0.24%			0.34%			0.24%			0.34%
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at July 31, 2017, gross impaired loans were $1,344 million, down $394 million from the same quarter last year. The decrease was primarily due to reductions in the oil and gas sector and in our exited European leveraged finance portfolio, as well as the impact of U.S. dollar depreciation on our existing portfolio, partially offset by the inclusion of the results of The PrivateBank and a new impairment in our pre-existing U.S. real estate finance portfolio.

Gross impaired loans were up $11 million from the prior quarter, mainly due to inclusion of the results of The PrivateBank and a new impairment in our pre-existing U.S. real estate finance portfolio, partially offset by the impact of U.S. dollar depreciation on our existing portfolio and a decrease in the oil and gas sector.

Approximately 37% of gross impaired loans related to Canada, of which the residential mortgage and personal lending portfolios accounted for the majority.

Approximately 35% of gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgage, real estate and construction, and business services sectors accounted for the majority.

The remaining gross impaired loans related to the U.S., of which the oil and gas, and real estate and construction sectors accounted for the majority.

Allowance for impairment

Allowance for impairment was $486 million, down $183 million from the same quarter last year, primarily due to decreases in the oil and gas sector and in our exited European leveraged finance portfolio, as well as the impact of U.S. dollar depreciation on our existing portfolio, partially offset by a new impairment in our pre-existing U.S. real estate finance portfolio.

Allowance for impairment was down $38 million from the prior quarter, mainly due to the impact of U.S. dollar depreciation on our existing portfolio and a decrease in CIBC FirstCaribbean, partially offset by a new impairment in our pre-existing U.S. real estate finance portfolio.

CIBC THIRD QUARTER 2017	31

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 32% (October 31, 2016: 34%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at July 31, 2017	Corporate	Sovereign	Bank	Total funded (A)	Corporate	Bank	Total unfunded (B)
Austria	$–	$299	$–	$299	$–	$2	$2
Belgium	1	–	21	22	–	–	–
Finland	5	1	13	19	57	–	57
France	36	–	35	71	70	1	71
Germany	45	528	389	962	104	24	128
Ireland	–	–	1	1	–	13	13
Italy	–	–	–	–	–	–	–
Luxembourg	1	–	–	1	5	35	40
Netherlands	224	22	76	322	126	60	186
Spain	–	–	1	1	–	–	–
Total Eurozone	$312	$850	$536	$1,698	$362	$135	$497
Czech Republic	$–	$–	$–	$–	$–	$–	$–
Denmark	–	–	1	1	–	9	9
Norway	–	25	6	31	297	–	297
Poland	–	–	2	2	–	–	–
Sweden	21	234	4	259	80	–	80
Switzerland	72	–	28	100	215	–	215
Turkey	–	–	40	40	–	7	7
United Kingdom	911	412	490	1,813	2,552	187	2,739
Total non-Eurozone	$1,004	$671	$571	$2,246	$3,144	$203	$3,347
Total Europe (1)	$1,316	$1,521	$1,107	$3,944	$3,506	$338	$3,844
October 31, 2016	$1,684	$1,401	$1,488	$4,573	$3,347	$296	$3,643
(1)	Includes nil (October 31, 2016: $162 million) of loans, net of allowance, related to the discontinued European leveraged finance business.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2017	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$30	$30	$15	$15	$316
Belgium	–	–	12	12	12	–	22
Finland	3	–	–	3	–	3	79
France	22	–	3,603	3,625	3,591	34	176
Germany	3	–	1,083	1,086	1,071	15	1,105
Ireland	–	–	2,075	2,075	1,957	118	132
Italy	–	–	4	4	–	4	4
Luxembourg	1	–	44	45	1	44	85
Netherlands	19	–	49	68	43	25	533
Spain	–	–	37	37	35	2	3
Total Eurozone	$48	$–	$6,937	$6,985	$6,725	$260	$2,455
Czech Republic	$–	$1,304	$–	$1,304	$1,239	$65	$65
Denmark	–	–	–	–	–	–	10
Norway	–	470	2	472	471	1	329
Poland	–	–	–	–	–	–	2
Sweden	9	–	131	140	127	13	352
Switzerland	1	–	3,754	3,755	3,598	157	472
Turkey	–	–	–	–	–	–	47
United Kingdom	604	70	4,122	4,796	4,061	735	5,287
Total non-Eurozone	$614	$1,844	$8,009	$10,467	$9,496	$971	$6,564
Total Europe	$662	$1,844	$14,946	$17,452	$16,221	$1,231	$9,019
October 31, 2016	$746	$1,056	$10,109	$11,911	$10,805	$1,106	$9,322
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.1 billion (October 31, 2016: $1.2 billion), collateral on repo-style transactions was $15.2 billion (October 31, 2016: $9.6 billion), and both are comprised of cash and investment grade debt securities.

32	CIBC THIRD QUARTER 2017

In addition to the European exposure identified above, we have $2 million (October 31, 2016: $132 million) of indirect exposure, which comprises securities (primarily collateralized loan obligations (CLOs) classified as loans on our interim consolidated balance sheet). Our gross exposure before subordination is stated at carrying value.

We also have $129 million (October 31, 2016: $399 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from counterparties that are not in Europe.

Selected exposures in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to page 60 of the 2016 Annual Report.

Structured credit run-off business

In 2008, management made a decision to wind down our exposure in the structured credit business. The following table provides a summary of our exposures:

					Written credit derivatives, liquidity and credit facilities		Purchased credit protection
US$ millions, as at July 31, 2017	Investment and loans (1)						Financial guarantors		Other counterparties
	Notional	Fair value trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value	Notional	Fair value net of CVA	Notional	Fair value net of CVA
	$207	$71	$25	$25	$138	$102	$15	$–	$128	$102
October 31, 2016	$611	$252	$236	$236	$3,695	$120	$282	$2	$3,821	$103
(1)	Excluded from the table above is an equity AFS security that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$8 million (October 31, 2016: US$5 million).

As at July 31, 2017, our significant positions in investments and loans include:

•	US$15 million notional value of CLO positions classified at amortized cost, consisting of first priority tranches of CLOs, backed by diversified pools of primarily U.S. and European-based senior secured leveraged loans. As at July 31, 2017, 100% of the total notional amount of the CLO tranches were rated Aaa by Moody’s. The CLO positions have a carrying value of US$15 million and a weighted-average life of three months.
•	Notes that were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring, which include loans classified at amortized cost with a notional value of US$48 million and fair value and carrying value of nil; and
•	US$84 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$71 million.

As at July 31, 2017, our significant positions in written and purchased credit derivatives include:

•	USRMM CDO positions consisting of a written and purchased credit derivative with the same notional value of US$128 million.
•	US$15 million notional value of credit protection purchased from financial guarantors that are hedging the CLO positions.

Net income for the quarter was $3 million, compared with $21 million and $2 million for the same quarter last year and the prior quarter, respectively. During the nine months ended July 31, 2017, our exposure significantly decreased due to maturities and unwinds, including the maturity of a corporate debt exposure in the first quarter of 2017, where CIBC had purchased and sold credit protection with a notional value of US$3.3 billion.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service platform which offers real estate credit to mid-market clients. Once construction is complete, and the property is income-producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future Commercial Mortgage Backed Securities (CMBS) programs. We retain no exposure to those CMBS programs. As at July 31, 2017, the portfolio of permanent financing exposures was $201 million (October 31, 2016: $105 million).

CIBC THIRD QUARTER 2017	33

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2017 Jul. 31 (1)					2016 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$4,207	$–		$1,866	$2,341	$3,500	$–		$1,645	$1,855	Foreign exchange
Interest-bearing deposits with banks	15,710	73		15,637	–	10,665	347		10,318	–	Interest rate
Securities	88,380	46,341	(2)	42,039	–	87,423	48,066	(2)	39,357	–	Equity, interest rate
Cash collateral on securities borrowed	5,866	–		5,866	–	5,433	–		5,433	–	Interest rate
Securities purchased under resale agreements	39,206	–		39,206	–	28,377	–		28,377	–	Interest rate
Loans
Residential mortgages	203,387	–		203,387	–	187,298	–		187,298	–	Interest rate
Personal	40,470	–		40,470	–	38,041	–		38,041	–	Interest rate
Credit card	12,438	–		12,438	–	12,332	–		12,332	–	Interest rate
Business and government	94,913	12,404	(3)	82,509	–	71,437	6,536	(3)	64,901	–	Interest rate
Allowance for credit losses	(1,598)	–		(1,598)	–	(1,691)	–		(1,691)	–	Interest rate
Derivative instruments	26,370	22,958	(4)	3,412	–	27,762	24,130	(4)	3,632	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	9,383	–		9,383	–	12,364	–		12,364	–	Interest rate
Other assets	22,180	884		12,945	8,351	18,416	1,466		9,190	7,760	Interest rate, equity,
											foreign exchange
	$560,912	$82,660		$467,560	$10,692	$501,357	$80,545		$411,197	$9,615
Deposits	$439,357	$411	(5)	$393,818	$45,128	$395,647	$331	(5)	$352,522	$42,794	Interest rate
Obligations related to securities sold short	12,582	12,570		12	–	10,338	10,256		82	–	Interest rate
Cash collateral on securities lent	2,061	–		2,061	–	2,518	–		2,518	–	Interest rate
Obligations related to securities sold under repurchase agreements	22,553	–		22,553	–	11,694	–		11,694	–	Interest rate
Derivative instruments	28,151	24,401	(4)	3,750	–	28,807	24,433	(4)	4,374	–	Interest rate,
											foreign exchange
Acceptances	9,384	–		9,384	–	12,395	–		12,395	–	Interest rate
Other liabilities	13,607	1,239		5,661	6,707	12,919	927		5,445	6,547	Interest rate
Subordinated indebtedness	3,195	–		3,195	–	3,366	–		3,366	–	Interest rate
	$530,890	$38,621		$440,434	$51,835	$477,684	$35,947		$392,396	$49,341
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	Excludes securities in the structured credit run-off business of $3 million (October 31, 2016: $496 million), and certain other securities that are considered non-trading for market risk purposes.
(3)	Excludes $199 million (October 31, 2016: $103 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(4)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(5)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended July 31, 2017 was up $1.8 million from the prior quarter, primarily due to an increase in equity, interest rate and debt specific risks, partially offset by a decrease in credit spread, commodity and foreign exchange risks.

Average stressed total VaR for the three months ended July 31, 2017 was up $2.1 million from the prior quarter. During the current stressed VaR period from September 10, 2008 to September 8, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended July 31, 2017 was down $4.2 million from the prior quarter, mainly due to a reduction in fixed income trading inventory.

34	CIBC THIRD QUARTER 2017

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2017 Jul. 31		2017 Apr. 30		2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$6.9	$3.5	$4.2	$4.5	$4.0	$3.9	$2.2	$2.4	$3.8	$2.1
Credit spread risk	2.3	1.2	1.2	1.7	1.8	2.6	2.6	2.8	2.4	3.6
Equity risk	18.5	1.9	2.6	4.8	2.4	2.3	2.3	2.8	3.5	2.7
Foreign exchange risk	8.1	1.6	2.4	3.8	7.3	3.9	1.3	2.5	3.5	1.7
Commodity risk	3.7	1.4	2.0	2.1	2.9	2.5	1.8	1.7	2.5	1.7
Debt specific risk	2.0	0.9	1.2	1.4	1.7	1.3	1.1	1.0	1.3	1.4
Diversification effect (1)	n/m	n/m	(7.9)	(10.2)	(12.8)	(10.2)	(7.1)	(7.5)	(10.2)	(7.2)
Total VaR (one-day measure)	$22.2	$4.6	$5.7	$8.1	$7.3	$6.3	$4.2	$5.7	$6.8	$6.0
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2017 Jul. 31		2017 Apr. 30		2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$27.4	$10.1	$15.3	$16.0	$12.2	$11.4	$8.2	$10.3	$12.9	$9.2
Credit spread risk	8.9	4.7	4.7	6.5	5.5	8.2	11.2	10.4	8.5	11.0
Equity risk	11.3	0.8	2.4	3.1	1.1	1.3	2.2	2.1	2.3	2.1
Foreign exchange risk	28.2	3.6	10.1	11.8	9.6	5.5	0.6	1.6	6.7	3.2
Commodity risk	8.8	1.4	1.6	3.9	3.1	4.9	3.9	2.9	4.2	3.1
Debt specific risk	5.0	2.7	3.2	3.7	4.2	3.2	2.5	3.0	3.3	2.9
Diversification effect (1)	n/m	n/m	(29.4)	(30.9)	(24.9)	(22.5)	(22.3)	(19.8)	(25.0)	(21.4)
Stressed total VaR (one-day measure)	$35.0	$6.7	$7.9	$14.1	$10.8	$12.0	$6.3	$10.5	$12.9	$10.1
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2017 Jul. 31		2017 Apr. 30		2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$159.6	$76.0	$92.7	$112.2	$136.8	$115.9	$69.8	$67.7	$120.3	$66.9
Migration risk	145.1	43.5	43.5	71.4	116.6	71.9	26.8	28.8	66.0	30.2
IRC (one-year measure) (1)	$282.9	$122.4	$136.2	$183.6	$253.4	$187.8	$96.6	$96.5	$186.3	$97.1
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

CIBC THIRD QUARTER 2017	35

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $11.3 million occurred on June 29, 2017. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $4.1 million during the quarter, and the average daily TEB was $0.3 million. The large increase in VaR in May 2017 was the result of a large transaction in our equity underwriting business.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in all interest rates.

The third quarter of 2017 included the exposures from the acquisition of The PrivateBank.

Interest rate sensitivity – non-trading

$ millions, as at			2017 Jul. 31			2017 Apr. 30			2016 Jul. 31
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis point increase in interest rates
Increase (decrease) in net income after-tax attributable to equity shareholders	$108	$63	$(14)	$123	$5	$(10)	$95	$7	$10
Increase (decrease) in present value of shareholders’ equity	(319)	(56)	(35)	(292)	(85)	(36)	(117)	(113)	(7)
100 basis point decrease in interest rates
Increase (decrease) in net income after-tax attributable to equity shareholders	(219)	(64)	14	(189)	5	9	(149)	(8)	(12)
Increase (decrease) in present value of shareholders’ equity	198	(22)	35	192	78	35	34	96	4
200 basis point increase in interest rates
Increase (decrease) in net income after-tax attributable to equity shareholders	$195	$104	$(27)	$210	$10	$(17)	$171	$14	$25
Increase (decrease) in present value of shareholders’ equity	(616)	(132)	(68)	(580)	(153)	(69)	(266)	(210)	(6)
200 basis point decrease in interest rates
Increase (decrease) in net income after-tax attributable to equity shareholders	(437)	(80)	28	(373)	27	16	(273)	(5)	(22)
Increase (decrease) in present value of shareholders’ equity	210	(182)	68	(30)	100	64	(31)	108	8

36	CIBC THIRD QUARTER 2017

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC possesses a comprehensive liquidity management framework that supports our business strategy, aligns with our risk appetite and limits established within the liquidity risk management policy, and adheres to regulatory expectations. The liquidity risk management policy requires we maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet, commitments and contingent obligations, in order to maintain the strength of our enterprise under both normal and stressed conditions.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee is responsible for supporting GALCO to ensure that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, CFP, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid and encumbered assets

Available liquid assets include cash, high quality marketable securities and other assets that can be used to access funding in a timely fashion. Encumbered assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Unencumbered assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at							2017 Jul. 31 (1)	2016 Oct. 31
	Gross liquid assets				Encumbered liquid assets (2)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and due from banks	$19,917	(3)	$–		$479	$–	$19,438	$13,665
Securities	87,838	(4)	93,264	(5)	29,750	57,825	93,527	91,378
National Housing Act mortgage-backed securities	49,618	(6)	–		20,530	–	29,088	26,223
Mortgages	16,331	(7)	–		16,331	–	–	–
Credit cards	2,961	(8)	–		2,961	–	–	–
Other assets	4,759	(9)	–		4,616	–	143	586
	$181,424		$93,264		$74,667	$57,825	$142,196	$131,852
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(3)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $542 million (October 31, 2016: $944 million).
(5)	Includes $5,866 million (October 31, 2016: $5,433 million) of cash collateral received on securities borrowed, $39,206 million (October 31, 2016: $28,377 million) of securities purchased under resale agreements, $43,494 million (October 31, 2016: $38,657 million) of securities borrowed against securities lent, and $4,698 million (October 31, 2016: $1,257 million) of securities received for derivative collateral.
(6)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond Programme, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(7)	Includes mortgages in the Covered Bond Programme.
(8)	Includes assets held in consolidated trusts supporting funding liabilities.
(9)	Includes $4,616 million (October 31, 2016: $6,022 million) of cash pledged as collateral for derivatives and $143 million (October 31, 2016: $586 million) of gold and silver certificates.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2017 Jul. 31	2016 Oct. 31
CIBC (parent)	$103,945	$96,027
CIBC World Markets Inc. (1)	15,417	18,387
Other subsidiaries (2)	22,834	17,438
	$142,196	$131,852
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.
(2)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $10.3 billion or 8% from October 31, 2016, primarily due to higher cash and deposits with banks, as well as the acquisition of The PrivateBank.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

CIBC THIRD QUARTER 2017	37

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes. For additional details, see Note 22 to the 2016 annual consolidated financial statements.

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2017	Cash and deposits with banks	$19,917	$–	$19,917	$6	$473	$19,438	$–
Jul. 31 (1)	Securities	88,380	–	88,380	29,750	–	58,088	542
	Securities borrowed or purchased under resale agreements	–	45,072	45,072	23,910	–	21,162	–
	Loans, net of allowance	349,610	–	349,610	40,785	5	29,088	279,732
	Other
	Derivative instruments	26,370	–	26,370	–	–	–	26,370
	Customers’ liability under acceptances	9,383	–	9,383	–	–	–	9,383
	Land, buildings and equipment	1,762	–	1,762	–	–	–	1,762
	Goodwill	5,101	–	5,101	–	–	–	5,101
	Software and other intangible assets	1,822	–	1,822	–	–	–	1,822
	Investments in equity-accounted associates and joint ventures	740	–	740	–	–	–	740
	Other assets	12,755	–	12,755	4,616	–	143	7,996
		$515,840	$45,072	$560,912	$99,067	$478	$127,919	$333,448
2016	Cash and deposits with banks	$14,165	$–	$14,165	$11	$489	$13,665	$–
Oct. 31	Securities	87,423	–	87,423	23,690	–	62,789	944
	Securities borrowed or purchased under resale agreements	–	33,810	33,810	22,514	–	11,296	–
	Loans, net of allowance	307,417	–	307,417	39,468	26	26,223	241,700
	Other
	Derivative instruments	27,762	–	27,762	–	–	–	27,762
	Customers’ liability under acceptances	12,364	–	12,364	–	–	–	12,364
	Land, buildings and equipment	1,898	–	1,898	–	–	–	1,898
	Goodwill	1,539	–	1,539	–	–	–	1,539
	Software and other intangible assets	1,410	–	1,410	–	–	–	1,410
	Investments in equity-accounted associates and joint ventures	766	–	766	–	–	–	766
	Other assets	12,803	–	12,803	6,022	–	586	6,195
		$467,547	$33,810	$501,357	$91,705	$515	$114,559	$294,578
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the liquidity coverage ratio (LCR) is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

38	CIBC THIRD QUARTER 2017

The LCR is disclosed using a standard OSFI-prescribed disclosure template. Beginning in the first quarter of 2017, the LCR is calculated based on the average of daily positions.

$ millions, average of the three months ended July 31, 2017		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$102,461
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$139,454	9,134
3	Stable deposits	68,733	2,062
4	Less stable deposits	70,721	7,072
5	Unsecured wholesale funding, of which:	119,163	63,017
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	41,056	10,049
7	Non-operational deposits (all counterparties)	57,490	32,351
8	Unsecured debt	20,617	20,617
9	Secured wholesale funding	n/a	4,117
10	Additional requirements, of which:	77,391	21,632
11	Outflows related to derivative exposures and other collateral requirements	11,902	8,425
12	Outflows related to loss of funding on debt products	2,565	2,565
13	Credit and liquidity facilities	62,924	10,642
14	Other contractual funding obligations	2,815	2,815
15	Other contingent funding obligations	247,509	4,347
16	Total cash outflows	n/a	105,062
Cash inflows
17	Secured lending (e.g. reverse repos)	62,132	8,682
18	Inflows from fully performing exposures	14,012	6,454
19	Other cash inflows	8,018	8,018
20	Total cash inflows	$84,162	$23,154
			Total adjusted value
21	Total HQLA	n/a	$102,461
22	Total net cash outflows	n/a	$81,908
23	LCR	n/a	125%
$ millions, average of the three months ended April 30, 2017			Total adjusted value
21	Total HQLA	n/a	$105,062
22	Total net cash outflows	n/a	$84,145
23	LCR	n/a	125%
(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at July 31, 2017 was unchanged from 125% in the prior quarter, with modest decreases in HQLA offset by favourable changes in net cash outflows. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from Canadian Retail and Business Banking channels. Personal deposits accounted for $158.3 billion as at July 31, 2017 (October 31, 2016: $148.1 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt. CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

CIBC THIRD QUARTER 2017	39

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at July 31, 2017	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$4,645	$400	$15	$13	$5,073	$–	$–	$5,073
Certificates of deposit and commercial paper	8,988	7,383	13,149	16,718	46,238	6,112	–	52,350
Bearer deposit notes and bankers’ acceptances	1,594	1,505	2,087	121	5,307	–	–	5,307
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	37	5,026	2,175	8,346	15,584	5,233	14,451	35,268
Senior unsecured structured notes	355	–	–	7	362	–	–	362
Covered bonds/asset-backed securities
Mortgage securitization	–	797	571	1,870	3,238	5,332	12,116	20,686
Covered bonds	–	–	822	–	822	4,563	10,946	16,331
Cards securitization	–	–	–	935	935	1,247	779	2,961
Subordinated liabilities	–	–	–	–	–	36	3,159	3,195
Other	3	499	–	–	502	6	56	564
	$15,622	$15,610	$18,819	$28,010	$78,061	$22,529	$41,507	$142,097
Of which:
Secured	$–	$797	$1,393	$2,805	$4,995	$11,142	$23,841	$39,978
Unsecured	15,622	14,813	17,426	25,205	73,066	11,387	17,666	102,119
	$15,622	$15,610	$18,819	$28,010	$78,061	$22,529	$41,507	$142,097
October 31, 2016	$12,701	$17,980	$26,950	$21,035	$78,666	$17,596	$39,727	$135,989

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2017 Jul. 31		2016 Oct. 31
CAD	$54.1	38%	$60.4	44%
USD	69.8	49	56.6	42
Other	18.2	13	19.0	14
	$142.1	100%	$136.0	100%

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position and liquidity positioning. On May 10, 2017, Moody’s downgraded the ratings of the big six Canadian banks by one notch, including CIBC. We do not expect a material impact on our funding costs or ability to access funding as a result of this ratings change.

Our credit ratings are summarized in the following table:

	Short-term debt		Senior debt		Subordinated indebtedness		Subordinated indebtedness – NVCC (1)		Preferred Shares – NVCC (1)
As at	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	A(L)	Pfd-2	Pfd-2	Negative	(2)
Fitch Ratings, Inc.	F1+	F1+	AA-	AA-	A+	A+	A+	A+	n/a	n/a	Stable
Moody’s	P-1	P-1	A1	Aa3	Baa1	A3	Baa2	Baa1	Baa3	Baa2	Negative	(3)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Stable
(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook applies to short-term debt, senior debt, and subordinated indebtedness ratings.
(3)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2017 Jul. 31	2016 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.2
Three-notch downgrade	0.3	0.4

40	CIBC THIRD QUARTER 2017

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In August 2016, OSFI provided its draft NSFR guideline and is expected to engage industry stakeholders to review its guideline implementation plans and to clarify the remaining details of the NSFR rules as they relate to the Canadian market participants. Domestic implementation of the NSFR is expected in January 2019.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modeling a behavioural balance sheet.

$ millions, as at July 31, 2017 (1)	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$4,207	$–	$–	$–	$–	$–	$–	$–	$–	$4,207
Interest-bearing deposits with banks	15,710	–	–	–	–	–	–	–	–	15,710
Securities	3,273	2,740	1,987	3,043	3,716	6,924	20,125	17,179	29,393	88,380
Cash collateral on securities borrowed	5,866	–	–	–	–	–	–	–	–	5,866
Securities purchased under resale agreements	20,757	8,488	4,263	1,180	2,494	2,024	–	–	–	39,206
Loans
Residential mortgages	1,624	3,685	6,816	7,120	13,093	43,695	120,369	6,513	472	203,387
Personal	645	590	812	978	1,007	197	722	1,859	33,660	40,470
Credit card	261	522	784	784	784	3,134	6,169	–	–	12,438
Business and government	8,877	2,404	3,935	3,553	4,198	12,973	30,019	14,650	14,304	94,913
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,598)	(1,598)
Derivative instruments	2,173	2,263	2,021	1,060	1,074	3,089	6,384	8,306	–	26,370
Customers’ liability under acceptances	8,410	914	43	8	8	–	–	–	–	9,383
Other assets	–	–	–	–	–	–	–	–	22,180	22,180
	$71,803	$21,606	$20,661	$17,726	$26,374	$72,036	$183,788	$48,507	$98,411	$560,912
October 31, 2016	$55,954	$21,567	$17,950	$16,783	$16,550	$66,771	$164,778	$48,505	$92,499	$501,357
Liabilities
Deposits (2)	$32,183	$25,946	$32,098	$29,770	$20,516	$32,091	$45,043	$6,571	$215,139	$439,357
Obligations related to securities sold short	12,582	–	–	–	–	–	–	–	–	12,582
Cash collateral on securities lent	2,061	–	–	–	–	–	–	–	–	2,061
Obligations related to securities sold under repurchase agreements	21,001	1,319	181	52	–	–	–	–	–	22,553
Derivative instruments	2,635	3,186	2,637	1,286	1,257	3,211	6,002	7,937	–	28,151
Acceptances	8,411	914	43	8	8	–	–	–	–	9,384
Other liabilities	–	–	–	–	–	–	–	–	13,607	13,607
Subordinated indebtedness	–	–	–	–	–	36	–	3,159	–	3,195
Equity	–	–	–	–	–	–	-	–	30,022	30,022
	$78,873	$31,365	$34,959	$31,116	$21,781	$35,338	$51,045	$17,667	$258,768	$560,912
October 31, 2016	$59,908	$33,289	$40,961	$21,100	$23,035	$31,847	$47,923	$21,033	$222,261	$501,357
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	Comprises $158.3 billion (October 31, 2016: $148.1 billion) of personal deposits of which $148.6 billion (October 31, 2016: $143.3 billion) are in Canada and $9.7 billion (October 31, 2016: $4.8 billion) are in other countries; $265.3 billion (October 31, 2016: $229.7 billion) of business and government deposits and secured borrowings of which $189.5 billion (October 31, 2016: $171.9 billion) are in Canada and $75.8 billion (October 31, 2016: $57.8 billion) are in other countries; and $15.8 billion (October 31, 2016: $17.8 billion) of bank deposits of which $7.1 billion (October 31, 2016: $6.8 billion) are in Canada and $8.7 billion (October 31, 2016: $11.0 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC THIRD QUARTER 2017	41

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2017 (1)	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (2)	Total
Securities lending (3)	$34,171	$4,118	$5,205	$–	$–	$–	$–	$–	$–	$43,494
Unutilized credit commitments	730	7,181	2,062	1,722	3,582	12,138	36,721	1,502	141,224	206,862
Backstop liquidity facilities	–	49	8,420	203	975	171	–	13	–	9,831
Standby and performance letters of credit	1,884	1,192	3,207	2,141	1,923	833	1,114	18	–	12,312
Documentary and commercial letters of credit	27	99	64	3	10	5	18	–	–	226
Other	287	–	–	–	–	–	–	–	–	287
	$37,099	$12,639	$18,958	$4,069	$6,490	$13,147	$37,853	$1,533	$141,224	$273,012
October 31, 2016	$28,902	$23,039	$9,515	$4,484	$3,483	$7,049	$35,402	$1,393	$133,514	$246,781
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	Includes $110.2 billion (October 31, 2016: $105.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(3)	Excludes securities lending of $2.1 billion (October 31, 2016: $2.5 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2017 (1)	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$40	$79	$118	$118	$117	$435	$1,054	$3,243	$5,204
Purchase obligations (2)	131	257	280	186	147	510	781	264	2,556
Pension contributions (3)	15	31	–	–	–	–	–	–	46
Underwriting commitments	296	1,400	–	–	–	–	–	–	1,696
Investment commitments	–	–	5	3	1	2	7	132	150
	$482	$1,767	$403	$307	$265	$947	$1,842	$3,639	$9,652
October 31, 2016	$331	$325	$365	$396	$356	$1,080	$1,747	$1,532	$6,132
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See “Significant events” for additional details.
(2)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.
(3)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 73 to 75 of the 2016 Annual Report.

42	CIBC THIRD QUARTER 2017

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of our 2016 Annual Report. As a result of the acquisition of The PrivateBank, we adopted new accounting policies on purchased loans and held-to-maturity securities. Refer to Note 1 to the interim consolidated financial statements for details. Except as indicated above, these interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2016.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed on pages 76 to 80 of our 2016 Annual Report could have a material impact on our financial results. No significant changes have occurred with respect to our critical accounting estimates since our 2016 Annual Report.

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” (IFRS 9) replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions. As permitted, we will not restate our prior period comparative consolidated financial statements when we adopt the requirements of the new standard. We will recognize an adjustment to our opening November 1, 2017 retained earnings and AOCI, to reflect the application of the new requirements at the adoption date.

The transition to IFRS 9 represents a significant initiative for CIBC, for which we have established a transition program that is supported by a formal governance structure with an enterprise view and a dedicated project team. The project’s Steering Committee is co-chaired by senior stakeholders from our Risk Management and Finance groups, and comprises individuals from the impacted SBUs as well as other functional groups, such as Technology and Operations and Internal Audit. The Steering Committee is responsible for:

•	Ensuring the strategic alignment of IFRS 9 with CIBC’s overall strategies;
•	Ensuring key milestones are met;
•	Providing direction and guidance on a holistic basis; and
•	Reviewing and resolving key issues and risks.

To assist the Steering Committee in meeting its responsibilities, our transition program structure has three work streams that correspond to the three sections of the new financial instruments standard: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. Each work stream comprises stakeholders from the impacted SBUs and functional groups, who are subject matter experts in the relevant policies, processes or technologies that are expected to be impacted by the transition.

Classification and measurement

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL). The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs, are measured at FVTPL. Subsequent measurement of instruments classified as FVTPL under IFRS 9 operates in a similar manner to trading under IAS 39.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost. Subsequent measurement of instruments classified at FV-OCI and amortized cost classifications under IFRS 9 operate in a similar manner to AFS for debt securities and loans and receivables, respectively, under existing IAS 39, except for the impairment provisions which are discussed below.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the FVO if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. Unlike AFS for equity securities under IAS 39, the FV-OCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends will continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

Impairment

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

Incurred Loss versus Expected Loss Methodology

The application of ECL will significantly change our credit loss methodology and models. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. This compares to the present incurred loss model under IAS 39 that incorporates a single best estimate, the time value of money and information about past events and current conditions. The objective of the new

CIBC THIRD QUARTER 2017	43

impairment standard is to record lifetime losses on all financial instruments which have experienced a significant increase in credit risk (SICR) since their initial recognition. As a result, ECL allowances will be measured at amounts equal to either (i) 12-month ECL or (ii) lifetime ECL for those financial instruments which have experienced a SICR since initial recognition. This compares to the present incurred loss model which recognizes lifetime credit losses when there is objective evidence of impairment. Because of the inclusion of relative credit deterioration criteria and consideration of forward looking information, the ECL model eliminates the threshold or trigger event required under the incurred loss model, and lifetime ECL are recognized earlier under IFRS 9.

Stage Migration and Significant Increase in Credit Risk

For non-impaired financial instruments:

•	Stage 1 is comprised of all non-impaired financial instruments which have not experienced a SICR since initial recognition. Entities are required to recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition.
•	Stage 2 is comprised of all non-impaired financial instruments which have experienced a SICR since initial recognition. Entities are required to recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, then entities shall revert to recognizing 12 months of ECL. In contrast to stage 1 and stage 2, inherent within the incurred loss methodology under IAS 39, allowances are provided for non-impaired financial instruments for credit losses that are incurred but not yet identified.

For impaired financial instruments:

•	Financial instruments are classified as stage 3 when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition with a negative impact on the estimated future cash flows of a loan or a portfolio of loans. The ECL model requires that lifetime ECL be recognized for impaired financial instruments, which is similar to the current requirements under IAS 39 for impaired financial instruments.

For our business and government portfolios, the individually assessed allowances for impaired instruments recognized under IAS 39 will generally be replaced by stage 3 allowances under IFRS 9, while the collective allowances for non-impaired financial instruments will generally be replaced by either stage 1 or stage 2 allowances under IFRS 9. For our retail portfolios, the portion of our collective allowances that relate to impaired financial instruments under IAS 39 will generally be replaced by stage 3 allowances, while the non-impaired portion of our collective allowances will generally be replaced by either stage 1 or stage 2 allowances under IFRS 9.

Our definitions of default, our write-off policy and our interest income recognition policy under IAS 39 are not expected to be materially different under the ECL model.

Key Drivers of Expected Credit Loss

The following concepts are subject to a high level of judgment, will have a significant impact on the level of ECL allowances and will be the cause of increased volatility of allowances:

•	Determining when a SICR of a financial asset has occurred,
•	Measuring both 12-month and lifetime credit losses, and
•	Incorporating forward-looking information through the use of multiple probability-weighted scenarios.

For the majority of our retail portfolios, we will determine SICR based on relative changes in the financial instrument’s lifetime probability of default (PD) since its initial recognition. For the majority of our business and government portfolios and FV-OCI debt securities, we will determine SICR based on relative changes in internal risk ratings since initial recognition. In respect to the lifetime of a financial instrument, the maximum period to consider when measuring ECL shall be the maximum contractual period over which an entity is exposed to credit risk. For revolving facilities, such as credit cards, an entity shall measure ECL over the period that the entity is exposed to credit risk and the ECL would not be mitigated by credit risk management actions, even if that period extends beyond the maximum contractual period.

The measurement of both 12-month and lifetime credit losses involves forecasting forward-looking macroeconomic factors for multiple scenarios and determining the probability weighting for the scenarios so that we can appropriately probability weight the expected losses we will recognize on our consolidated balance sheet. While this process will leverage existing forecasting processes and will be overseen by a governance committee consisting of key internal stakeholders from Economics, Risk Management, and Finance, it involves a significant amount of judgment. The incorporation of the forward-looking information into PDs, LGDs, and EADs for multiple scenarios for the purpose of calculating the ECLs under the different scenarios also involves significant judgment. In many cases, this process leverages our existing regulatory framework.

Use of the Regulatory Framework

Our ECL model leverages the data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments will be made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. In addition, credit losses under IFRS 9 are for 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, as compared with 12 months for AIRB portfolios under Basel. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions
LGD	Downturn loss given default (LGD) based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital

Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default is captured
Other		ECL is discounted from the default date to the reporting date

44	CIBC THIRD QUARTER 2017

Key Activities

We are currently refining and testing the application of the ECL methodology for our impacted portfolios through the application of an internal parallel run year. This includes testing the processes to forecast and probability weight the forward looking factors used to calculate our ECLs and assessing the appropriateness of our SICR triggers. The data, processes, systems, models and parameters that support our ECL allowances will undergo further refinement, validation and testing throughout the remainder of the parallel run year.

We will also continue to ensure that all relevant internal controls and policies are updated and we will continue with the education and training of key stakeholders. Our Audit Committee will also continue to receive regular updates.

Upon the adoption of IFRS 9, we plan to change from our current policy of attributing changes to our collective allowance for non-impaired financial instruments from Corporate and Other to a new IFRS 9 policy to attribute any changes in ECL, including stage 1 and stage 2 ECL changes, to our SBUs.

We are currently evaluating the potential regulatory capital impact of IFRS 9. The impact from potential changes in our balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by changes in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation.

Regulatory Developments

Our implementation of IFRS 9 takes into account all regulatory requirements, including guidance issued by OSFI and the BCBS covering sound credit risk practices associated with the implementation and application of an expected credit loss accounting framework. We also continue to monitor regulatory developments related to the new ECL impairment requirements.

In March 2017, the BCBS issued Standards, Regulatory treatment of accounting provisions – interim approach and transitional arrangements, which addresses the transitional arrangement requirements and interim approach for the regulatory treatment of accounting provisions. The BCBS has outlined a number of high-level requirements that local regulatory authorities must comply with should the regulatory authority choose to adopt a transitional arrangement. The BCBS has decided to retain the current treatment of provisions under both the standardized and IRB approaches for credit risk for an interim period. Regulatory authorities in individual jurisdictions will be able to extend their existing approaches to categorize provisions as general or specific to provisions calculated under the applicable ECL accounting model. Beyond the interim period, the BCBS recommends that regulatory authorities in individual jurisdictions provide guidance, as appropriate, on how they intend to categorize ECL provisions as general or specific to ensure consistency within their jurisdiction.

In August 2017, OSFI issued a consultative document on the treatment of IFRS 9 allowances in the regulatory capital framework.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting. As permitted, we have elected to not adopt the IFRS 9 hedge accounting requirements and instead will retain the IAS 39 hedge accounting requirements. However, we will adopt the new hedge accounting disclosure requirements under amendments to IFRS 7 for our annual period beginning November 1, 2017.

Other accounting policy changes

For details on other future accounting policy changes, refer to Note 1 to the interim consolidated financial statements and Note 32 to the consolidated financial statements included in our 2016 Annual Report.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. Most aspects of the Dodd-Frank Act have become effective, while some portions are still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. CIBC is subject to a number of specific requirements, including, among other things: (i) mandatory clearing, trade reporting and registration of OTC derivative trading activities; (ii) heightened capital, liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act; (iii) mandatory risk retention rules, applicable to sponsors of asset-backed securities and securitizations; and (iv) restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule.

CIBC continues to devote the resources necessary to ensure that we implement the requirements in compliance with all applicable regulations under the Dodd-Frank Act. We continue to monitor developments in this area, including upcoming changes in laws or regulations that may be enacted by the new U.S. government administration.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries, including Canada, have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CIBC will meet all obligations imposed in respect of CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

Review of sales practices

During the year, the Financial Consumer Agency of Canada and OSFI announced that they are conducting an industry-wide review of the retail banking sales practices of Canadian financial institutions, which is ongoing. CIBC will continue to monitor developments in this area.

CIBC THIRD QUARTER 2017	45

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2017 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective. On June 23, 2017, CIBC completed the acquisition of The PrivateBank which has not been included in our evaluation of the design effectiveness of CIBC’s disclosure controls and procedures and internal control over financial reporting as at July 31, 2017. The PrivateBank represents 6% of CIBC’s consolidated assets, 3% of consolidated revenue and 2% of consolidated net income as at and for the three months ended July 31, 2017.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting (excluding The PrivateBank) during the quarter ended July 31, 2017, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2016. For additional information, refer to pages 82 and 158 of the 2016 Annual Report.

46	CIBC THIRD QUARTER 2017

Interim consolidated financial statements

(Unaudited)

Contents

48	Consolidated balance sheet
49	Consolidated statement of income
50	Consolidated statement of comprehensive income
51	Consolidated statement of changes in equity
52	Consolidated statement of cash flows
53	Notes to the interim consolidated financial statements

53	Note 1	–	Changes in accounting policies
54	Note 2	–	Fair value measurement
57	Note 3	–	Significant transactions
58	Note 4	–	Securities
58	Note 5	–	Loans
59	Note 6	–	Structured entities and derecognition of financial assets
60	Note 7	–	Deposits

60	Note 8	–	Subordinated indebtedness
61	Note 9	–	Share capital
62	Note 10	–	Post-employment benefits
63	Note 11	–	Income taxes
63	Note 12	–	Earnings per share
64	Note 13	–	Contingent liabilities and provision
65	Note 14	–	Segmented information
67	Note 15	–	Financial instruments – disclosures

CIBC THIRD QUARTER 2017	47

Consolidated balance sheet

Unaudited, $ millions, as at	2017 Jul. 31 (1)	2016 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$4,207	$3,500
Interest-bearing deposits with banks	15,710	10,665
Securities
Trading	48,073	49,915
Available-for-sale (AFS) and held-to-maturity (HTM) (Note 4)	40,164	37,253
Designated at fair value (FVO)	143	255
	88,380	87,423
Cash collateral on securities borrowed	5,866	5,433
Securities purchased under resale agreements	39,206	28,377
Loans
Residential mortgages	203,387	187,298
Personal	40,470	38,041
Credit card	12,438	12,332
Business and government	94,913	71,437
Allowance for credit losses (Note 5)	(1,598)	(1,691)
	349,610	307,417
Other
Derivative instruments	26,370	27,762
Customers’ liability under acceptances	9,383	12,364
Land, buildings and equipment	1,762	1,898
Goodwill	5,101	1,539
Software and other intangible assets	1,822	1,410
Investments in equity-accounted associates and joint ventures	740	766
Deferred tax assets	712	771
Other assets	12,043	12,032
	57,933	58,542
	$560,912	$501,357
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$158,296	$148,081
Business and government	225,342	190,240
Bank	15,741	17,842
Secured borrowings	39,978	39,484
	439,357	395,647
Obligations related to securities sold short	12,582	10,338
Cash collateral on securities lent	2,061	2,518
Obligations related to securities sold under repurchase agreements	22,553	11,694
Other
Derivative instruments	28,151	28,807
Acceptances	9,384	12,395
Deferred tax liabilities	30	21
Other liabilities	13,577	12,898
	51,142	54,121
Subordinated indebtedness	3,195	3,366
Equity
Preferred shares	1,796	1,000
Common shares (Note 9)	12,197	8,026
Contributed surplus	137	72
Retained earnings	15,535	13,584
Accumulated other comprehensive income (AOCI)	167	790
Total shareholders’ equity	29,832	23,472
Non-controlling interests	190	201
Total equity	30,022	23,673
	$560,912	$501,357

(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC THIRD QUARTER 2017

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, $ millions, except as noted	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Interest income
Loans	$2,802	$2,520	$2,492	$7,885	$7,302
Securities	441	485	446	1,411	1,317
Securities borrowed or purchased under resale agreements	129	111	86	347	239
Deposits with banks	46	42	44	125	119
	3,418	3,158	3,068	9,768	8,977
Interest expense
Deposits	974	909	814	2,779	2,337
Securities sold short	49	52	57	162	154
Securities lent or sold under repurchase agreements	77	57	36	181	91
Subordinated indebtedness	34	35	37	104	102
Other	8	10	11	29	37
	1,142	1,063	955	3,255	2,721
Net interest income	2,276	2,095	2,113	6,513	6,256
Non-interest income
Underwriting and advisory fees	124	103	142	336	343
Deposit and payment fees	211	205	206	629	625
Credit fees	199	171	169	545	472
Card fees	110	106	115	344	345
Investment management and custodial fees	261	249	223	750	649
Mutual fund fees	399	389	369	1,177	1,084
Insurance fees, net of claims	107	106	99	320	299
Commissions on securities transactions	82	91	87	263	259
Trading income (loss)	93	(29)	(28)	179	(56)
AFS securities gains, net	30	43	46	106	67
FVO gains (losses), net	7	1	(6)	8	7
Foreign exchange other than trading	74	59	201	193	314
Income from equity-accounted associates and joint ventures	29	25	23	75	72
Other (Note 3)	102	84	377	573	618
	1,828	1,603	2,023	5,498	5,098
Total revenue	4,104	3,698	4,136	12,011	11,354
Provision for credit losses (Note 5)	209	179	243	600	829
Non-interest expenses
Employee compensation and benefits	1,324	1,249	1,274	3,882	3,690
Occupancy costs	205	204	196	607	595
Computer, software and office equipment	418	397	344	1,180	1,005
Communications	81	83	75	239	244
Advertising and business development	76	63	66	193	192
Professional fees	72	45	51	158	140
Business and capital taxes	24	22	14	70	50
Other	252	212	198	672	708
	2,452	2,275	2,218	7,001	6,624
Income before income taxes	1,443	1,244	1,675	4,410	3,901
Income taxes	346	194	234	856	537
Net income	$1,097	$1,050	$1,441	$3,554	$3,364
Net income attributable to non-controlling interests	$4	$5	$6	$14	$16
Preferred shareholders	$9	$10	$9	$28	$28
Common shareholders	1,084	1,035	1,426	3,512	3,320
Net income attributable to equity shareholders	$1,093	$1,045	$1,435	$3,540	$3,348
Earnings per share (in dollars) (Note 12)
Basic	$2.61	$2.59	$3.61	$8.68	$8.40
Diluted	2.60	2.59	3.61	8.67	8.38
Dividends per common share (in dollars)	1.27	1.27	1.21	3.78	3.54

(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2017	49

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, $ millions	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Net income	$1,097	$1,050	$1,441	$3,554	$3,364
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(2,643)	1,095	327	(2,232)	(119)
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	(254)	–	(272)
Net gains (losses) on hedges of investments in foreign operations	1,586	(592)	(100)	1,425	126
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	113	–	121
	(1,057)	503	86	(807)	(144)
Net change in AFS securities
Net gains (losses) on AFS securities	(23)	70	73	–	111
Net (gains) losses on AFS securities reclassified to net income	(19)	(35)	(33)	(77)	(53)
	(42)	35	40	(77)	58
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(20)	14	1	50	5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	1	(6)	7	(46)	(1)
	(19)	8	8	4	4
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	203	(158)	(148)	264	(445)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(1)	(3)	1	(7)	(2)
Total OCI (2)	(916)	385	(13)	(623)	(529)
Comprehensive income	$181	$1,435	$1,428	$2,931	$2,835
Comprehensive income attributable to non-controlling interests	$4	$5	$6	$14	$16
Preferred shareholders	$9	$10	$9	$28	$28
Common shareholders	168	1,420	1,413	2,889	2,791
Comprehensive income attributable to equity shareholders	$177	$1,430	$1,422	$2,917	$2,819
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Includes $11 million of losses for the quarter ended July 31, 2017 (April 30, 2017: $11 million of gains; July 31, 2016: $9 million of gains) and $17 million of losses for the nine months ended July 31, 2017 (July 31, 2016: $4 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, $ millions	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$89	$(35)	$(34)	$76	$2
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	37	–	37
Net gains (losses) on hedges of investments in foreign operations	(343)	117	60	(306)	59
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	(23)	–	(26)
	(254)	82	40	(230)	72
Net change in AFS securities
Net gains (losses) on AFS securities	5	(16)	(16)	(15)	(18)
Net (gains) losses on AFS securities reclassified to net income	11	8	13	29	14
	16	(8)	(3)	14	(4)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	7	(5)	(1)	(18)	(2)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	–	2	(2)	17	1
	7	(3)	(3)	(1)	(1)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(73)	57	54	(96)	162
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	1	1	–	3	1
	$(303)	$129	$88	$(310)	$230
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC THIRD QUARTER 2017

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, $ millions	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,000	$1,000	$1,000
Issue of preferred shares	800	–	–	800	–
Treasury shares	(4)	–	–	(4)	–
Balance at end of period	$1,796	$1,000	$1,000	$1,796	$1,000
Common shares (Note 9)
Balance at beginning of period	$8,509	$8,286	$7,792	$8,026	$7,813
Issued pursuant to the acquisition of The PrivateBank	3,443	–	–	3,443	–
Other issue of common shares	224	231	23	716	61
Purchase of common shares for cancellation	–	–	–	–	(61)
Treasury shares	21	(8)	(9)	12	(7)
Balance at end of period	$12,197	$8,509	$7,806	$12,197	$7,806
Contributed surplus
Balance at beginning of period	$65	$65	$74	$72	$76
Issue of replacement equity-settled awards pursuant to the acquisition of The PrivateBank	72	–	–	72	–
Stock options and restricted shares expense	3	1	1	4	3
Stock options exercised	(4)	(1)	(2)	(12)	(7)
Other	1	–	–	1	1
Balance at end of period	$137	$65	$73	$137	$73
Retained earnings
Balance at beginning of period	$15,011	$14,483	$12,197	$13,584	$11,433
Net income attributable to equity shareholders	1,093	1,045	1,435	3,540	3,348
Dividends
Preferred	(9)	(10)	(9)	(28)	(28)
Common	(551)	(508)	(478)	(1,552)	(1,401)
Premium on purchase of common shares for cancellation	–	–	–	–	(209)
Other	(9)	1	–	(9)	2
Balance at end of period	$15,535	$15,011	$13,145	$15,535	$13,145
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,364	$861	$805	$1,114	$1,035
Net change in foreign currency translation adjustments	(1,057)	503	86	(807)	(144)
Balance at end of period	$307	$1,364	$891	$307	$891
Net gains (losses) on AFS securities
Balance at beginning of period	$126	$91	$112	$161	$94
Net change in AFS securities	(42)	35	40	(77)	58
Balance at end of period	$84	$126	$152	$84	$152
Net gains (losses) on cash flow hedges
Balance at beginning of period	$46	$38	$18	$23	$22
Net change in cash flow hedges	(19)	8	8	4	4
Balance at end of period	$27	$46	$26	$27	$26
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(447)	$(289)	$(415)	$(508)	$(118)
Net change in post-employment defined benefit plans	203	(158)	(148)	264	(445)
Balance at end of period	$(244)	$(447)	$(563)	$(244)	$(563)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(6)	$(3)	$2	$–	$5
Net change attributable to changes in credit risk	(1)	(3)	1	(7)	(2)
Balance at end of period	$(7)	$(6)	$3	$(7)	$3
Total AOCI, net of income tax	$167	$1,083	$509	$167	$509
Non-controlling interests
Balance at beginning of period	$208	$194	$187	$201	$193
Net income attributable to non-controlling interests	4	5	6	14	16
Dividends	(4)	–	(4)	(8)	(19)
Other	(18)	9	(1)	(17)	(2)
Balance at end of period	$190	$208	$188	$190	$188
Equity at end of period	$30,022	$25,876	$22,721	$30,022	$22,721
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2017	51

Consolidated statement of cash flows

	For the three months ended			For the nine months ended
Unaudited, $ millions	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$ 1,097	$1,050	$1,441	$3,554	$3,364
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	209	179	243	600	829
Amortization and impairment (2)	143	127	115	390	333
Stock options and restricted shares expense	3	1	1	4	3
Deferred income taxes	125	(181)	51	(9)	(34)
AFS securities losses (gains), net	(30)	(43)	(46)	(106)	(67)
Net losses (gains) on disposal of land, buildings and equipment	(3)	(2)	(2)	(306)	(61)
Other non-cash items, net	37	(41)	(459)	17	(599)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(4,481)	1,416	(1,552)	(4,604)	5,398
Loans, net of repayments	(7,926)	(8,101)	(8,344)	(23,155)	(18,461)
Deposits, net of withdrawals	2,721	2,552	20,148	19,345	22,163
Obligations related to securities sold short	(511)	1,321	(192)	2,244	(373)
Accrued interest receivable	155	(121)	34	110	(49)
Accrued interest payable	(120)	167	(130)	(62)	(266)
Derivative assets	(625)	(1,735)	208	1,491	(2,193)
Derivative liabilities	3,787	(1,578)	(2,548)	(668)	1,154
Trading securities	12,204	(4,343)	(2,971)	1,842	(2,988)
FVO securities	11	(8)	(7)	112	5
Other FVO assets and liabilities	52	750	527	1,305	792
Current income taxes	(1,227)	150	19	(1,046)	28
Cash collateral on securities lent	359	(475)	416	(457)	1,301
Obligations related to securities sold under repurchase agreements	(1,607)	9,114	(3,781)	10,859	1,724
Cash collateral on securities borrowed	828	(1,127)	(871)	(433)	(2,072)
Securities purchased under resale agreements	(2,058)	1,841	133	(10,829)	(1,054)
Other, net	(1,356)	1,924	(886)	261	(1,240)
	1,787	2,837	1,547	459	7,637
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	–	–	1,000
Redemption/repurchase/maturity of subordinated indebtedness	(35)	(20)	–	(55)	(1,500)
Issue of preferred shares, net of issuance cost	792	–	–	792	–
Issue of common shares for cash	220	230	21	704	54
Purchase of common shares for cancellation	–	–	–	–	(270)
Net sale (purchase) of treasury shares	17	(8)	(9)	8	(7)
Dividends paid	(560)	(518)	(487)	(1,580)	(1,429)
	434	(316)	(475)	(131)	(2,152)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(12,074)	(11,950)	(7,883)	(28,889)	(25,245)
Proceeds from sale of AFS securities	4,224	6,678	2,370	16,864	8,995
Proceeds from maturity of AFS securities	8,884	3,153	3,204	14,723	9,374
Cash used in acquisitions, net of cash acquired	(2,490)	–	–	(2,490)	–
Net cash provided by dispositions	–	20	1,363	20	1,363
Net sale (purchase) of land, buildings and equipment	(26)	(72)	(66)	267	(95)
	(1,482)	(2,171)	(1,012)	495	(5,608)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(147)	80	61	(116)	12
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	592	430	121	707	(111)
Cash and non-interest-bearing deposits with banks at beginning of period	3,615	3,185	2,821	3,500	3,053
Cash and non-interest-bearing deposits with banks at end of period (3)	$4,207	$3,615	$2,942	$4,207	$2,942
Cash interest paid	$1,262	$896	$1,085	$3,317	$2,987
Cash interest received	3,309	2,815	2,844	9,120	8,191
Cash dividends received	264	222	258	758	737
Cash income taxes paid	1,448	225	164	1,911	543

(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Includes restricted balance of $420 million (April 30, 2017: $465 million; July 31, 2016: $410 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC THIRD QUARTER 2017

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI) (Canada), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2016.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 23, 2017.

1.	Changes in accounting policies

(a)	Changes in accounting policies

During the third quarter, we adopted the following accounting policies as a result of the acquisition of PrivateBancorp, Inc. and its subsidiary, The PrivateBank and Trust Company on June 23, 2017.

Purchased loans

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording the loans at fair value, no allowance for credit losses is recognized at the acquisition date. Fair value is determined by estimating principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Actual individual allowances for credit losses are recorded as they arise subsequent to the acquisition date in a manner that is consistent with our impairment policy for loans that we originate. As loans are repaid, the remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. Collective allowances are established after the acquisition date as new loans are originated and to the extent the credit quality of the acquired portfolio deteriorates.

For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows and recognize any difference, either through our provision for credit loss or interest income. Decreases in expected cash flows will result in a charge to provision for credit losses and an increase in our allowance for credit losses. Increases in expected cash flows will result in a recovery of provision for credit losses and a reduction in our allowance for credit losses, or if no allowance exists, an increase in interest income.

HTM securities

HTM securities are non-derivative financial assets with fixed or determinable payments and fixed maturity, that do not meet the definition of loans and receivables, and where we have the intention and ability to hold to maturity. They are recognized initially at fair value plus transaction costs that are directly attributable to the acquisition of the securities. Subsequently, they are measured at amortized cost, using the effective interest rate method, net of impairment losses. Interest income is recognized on an accrual basis using the effective interest rate method.

(b)	Future accounting policy changes

IFRS 9 “Financial Instruments” – issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 will be effective for us on November 1, 2017. Refer to the “Accounting developments” section of the management’s discussion and analysis (MD&A) on pages 43 to 45 for further details with respect to our transition to IFRS 9.

In May 2017, the IASB issued IFRS 17 “Insurance Contracts”, which will be effective for us starting November 1, 2021. IFRS 17 replaces prior guidance, IFRS 4 “Insurance Contracts”, and provides comprehensive guidance on the recognition, measurement, presentation and disclosures of insurance contracts.

For details on other future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2016 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2017.

CIBC THIRD QUARTER 2017	53

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31	2017 Jul. 31	2016 Oct. 31
Financial assets
Deposits with banks	$–	$–	$71	$347	$–	$–	$71	$347
Trading securities
Government issued or guaranteed	2,700	1,474	12,166	9,307	–	–	14,866	10,781
Corporate equity	28,600	35,023	279	554	32	40	28,911	35,617
Corporate debt	–	–	2,491	1,853	–	–	2,491	1,853
Mortgage- and asset-backed	–	–	1,802	1,168	3	496	1,805	1,664
	31,300	36,497	16,738	12,882	35	536	48,073	49,915
Trading loans
Business and government	–	–	12,603	6,640	17	–	12,620	6,640
Residential mortgages	–	–	13	–	–	–	13	–
	–	–	12,616	6,640	17	–	12,633	6,640
AFS securities
Government issued or guaranteed	3,158	1,429	20,336	22,445	–	–	23,494	23,874
Corporate equity	44	30	130	–	308	344	482	374
Corporate debt	–	–	5,019	5,838	5	5	5,024	5,843
Mortgage- and asset-backed	–	–	7,386	5,215	1,386	1,947	8,772	7,162
	3,202	1,459	32,871	33,498	1,699	2,296	37,772	37,253
FVO securities
Government issued or guaranteed	–	–	54	59	–	–	54	59
Corporate debt	–	–	–	102	–	–	–	102
Asset-backed	–	–	–	–	89	94	89	94
	–	–	54	161	89	94	143	255
FVO securities purchased under resale agreements	–	–	562	–	–	–	562	–
Derivative instruments
Interest rate	–	–	8,425	12,409	23	31	8,448	12,440
Foreign exchange	–	–	14,310	12,492	–	–	14,310	12,492
Credit	–	–	2	2	127	140	129	142
Equity	1,105	742	1,124	364	7	24	2,236	1,130
Precious metal	–	–	170	70	–	–	170	70
Other commodity	184	161	893	1,327	–	–	1,077	1,488
	1,289	903	24,924	26,664	157	195	26,370	27,762
Total financial assets	$35,791	$38,859	$87,836	$80,192	$1,997	$3,121	$125,624	$122,172
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(4,871)	$(3,124)	$(298)	$(506)	$(5,169)	$(3,630)
Obligations related to securities sold short	(5,187)	(4,684)	(7,395)	(5,654)	–	–	(12,582)	(10,338)
	(5,187)	(4,684)	(12,266)	(8,778)	(298)	(506)	(17,751)	(13,968)
Derivative instruments
Interest rate	–	(2)	(8,001)	(11,926)	(21)	(35)	(8,022)	(11,963)
Foreign exchange	–	–	(16,196)	(13,599)	–	–	(16,196)	(13,599)
Credit	–	–	(22)	(18)	(144)	(197)	(166)	(215)
Equity	(740)	(491)	(1,730)	(1,446)	(58)	(42)	(2,528)	(1,979)
Precious metal	–	–	(63)	(34)	–	–	(63)	(34)
Other commodity	(155)	(216)	(1,021)	(801)	–	–	(1,176)	(1,017)
	(895)	(709)	(27,033)	(27,824)	(223)	(274)	(28,151)	(28,807)
Total financial liabilities	$(6,082)	$(5,393)	$(39,299)	$(36,602)	$(521)	$(780)	$(45,902)	$(42,775)
(1)	Comprises FVO deposits of $4,607 million (October 31, 2016: $3,281 million), net bifurcated embedded derivative liabilities of $379 million (October 31, 2016: $203 million), FVO other liabilities of $61 million (October 31, 2016: $11 million), and other financial liabilities measured at fair value of $122 million (October 31, 2016: $135 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2017, we transferred $3,232 million of trading securities and nil securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended April 30, 2017, $419 million of trading securities and $2,018 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended July 31, 2016, $2 billion of trading securities and nil securities sold short were transferred from Level 1 to Level 2). In addition, insignificant transfers between Level 2 and Level 3 were made during the quarter as there were changes in the extent to which non-observable inputs have a significant impact on the fair value of these instruments or there were changes in the observability of one or more inputs that significantly impact their fair value (for the quarters ended April 30, 2017 and July 31, 2016, transfers between Level 2 and Level 3 were insignificant).

A net gain of $3 million was recognized in the interim consolidated statement of income for the three months ended July 31, 2017, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net gain of $37 million for the three months ended April 30, 2017; net gain of $35 million for the three months ended July 31, 2016) and a net gain of $16 million for the nine months ended July 31, 2017 (net gain of $40 million for the nine months ended July 31, 2016).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses

54	CIBC THIRD QUARTER 2017

for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases (3)	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2017
Trading securities
Corporate equity	$42	$–	$1	$–	$–	$–	$–	$–	$–	$(11)	$32
Mortgage- and asset-backed	3	–	–	–	–	–	–	–	–	–	3
Trading loans
Business and government	–	–	–	–	–	–	13	7	(3)	–	17
AFS securities
Corporate equity	327	21	(1)	(31)	–	–	18	–	(26)	–	308
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,537	1	–	(5)	–	–	88	–	–	(235)	1,386
FVO securities
Asset-backed	96	1	(4)	–	–	–	–	–	–	(4)	89
Derivative instruments
Interest rate	31	–	(7)	–	–	–	1	–	–	(2)	23
Credit	142	(3)	(12)	–	–	–	–	–	–	–	127
Equity	34	–	–	–	1	(19)	–	–	–	(9)	7
Total assets	$2,217	$20	$(23)	$(36)	$1	$(19)	$120	$7	$(29)	$(261)	$1,997
Deposits and other liabilities (4)	$(254)	$–	$(11)	$–	$(9)	$3	$–	$(36)	$–	$9	$(298)
Derivative instruments
Interest rate	(26)	–	5	–	–	–	–	–	–	–	(21)
Credit	(162)	3	14	–	–	–	–	–	–	1	(144)
Equity	(80)	–	(5)	–	(3)	26	–	(4)	–	8	(58)
Total liabilities	$(522)	$3	$3	$–	$(12)	$29	$–	$(40)	$–	$18	$(521)
Apr. 30, 2017
Trading securities
Corporate equity	$41	$–	$1	$–	$–	$–	$–	$–	$–	$–	$42
Mortgage- and asset-backed	6	–	(3)	–	–	–	–	–	–	–	3
AFS securities
Corporate equity	338	18	(6)	5	–	–	7	–	(35)	–	327
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,647	1	–	2	–	–	82	–	–	(195)	1,537
FVO securities
Asset-backed	91	1	6	–	–	–	–	–	–	(2)	96
Derivative instruments
Interest rate	11	–	23	–	–	–	–	–	–	(3)	31
Credit	140	(4)	6	–	–	–	–	–	–	–	142
Equity	12	–	4	–	19	–	–	–	–	(1)	34
Total assets	$2,291	$16	$31	$7	$19	$–	$89	$–	$(35)	$(201)	$2,217
Deposits and other liabilities (4)	$(263)	$–	$5	$–	$–	$–	$–	$(48)	$–	$52	$(254)
Derivative instruments
Interest rate	(27)	–	–	–	–	1	–	–	–	–	(26)
Credit	(159)	4	(7)	–	–	–	–	–	–	–	(162)
Equity	(42)	–	(12)	–	(25)	–	–	(1)	–	–	(80)
Total liabilities	$(491)	$4	$(14)	$–	$(25)	$1	$–	$(49)	$–	$52	$(522)
Jul. 31, 2016
Trading securities
Corporate equity	$51	$–	$1	$–	$–	$–	$–	$–	$–	$(11)	$41
Mortgage- and asset-backed	537	2	16	–	–	–	–	–	–	(17)	538
AFS securities
Corporate equity	404	44	(3)	(36)	–	–	4	–	(55)	–	358
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,399	1	–	2	–	–	471	–	–	(318)	1,555
FVO securities
Asset-backed	100	1	5	–	–	–	–	–	–	(5)	101
Derivative instruments
Interest rate	26	–	1	–	–	–	–	–	–	–	27
Credit	145	(4)	5	–	–	–	–	–	–	–	146
Equity	1	–	1	–	–	–	15	–	–	–	17
Total assets	$2,668	$44	$26	$(34)	$–	$–	$490	$–	$(55)	$(351)	$2,788
Deposits and other liabilities (4)	$(452)	$(5)	$(35)	$–	$(7)	$–	$–	$(9)	$–	$27	$(481)
Derivative instruments
Interest rate	(33)	–	2	–	–	–	–	–	–	–	(31)
Credit	(216)	4	(6)	–	–	–	–	–	–	6	(212)
Equity	(33)	–	5	–	(1)	–	(4)	–	–	–	(33)
Total liabilities	$(734)	$(1)	$(34)	$–	$(8)	$–	$(4)	$(9)	$–	$33	$(757)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes securities acquired as part of the acquisition of The PrivateBank.
(4)	Includes FVO deposits of $39 million (April 30, 2017: $42 million; July 31, 2016: $306 million) and net bifurcated embedded derivative liabilities of $259 million (April 30, 2017: $212 million; July 31, 2016: $175 million).

CIBC THIRD QUARTER 2017	55

		Net gains (losses) included in income
$ millions, for the nine months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases (3)	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2017
Trading securities
Corporate equity	$40	$–	$3	$–	$–	$–	$–	$–	$–	$(11)	$32
Mortgage- and asset-backed	496	2	(3)	–	–	–	–	–	–	(492)	3
Trading loans
Business and government	–	–	–	–	–	–	13	7	(3)	–	17
AFS securities
Corporate equity	344	53	(9)	(33)	–	–	33	–	(80)	–	308
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,947	4	–	(6)	–	–	204	–	–	(763)	1,386
FVO securities
Asset-backed	94	3	1	–	–	–	–	–	–	(9)	89
Derivative instruments
Interest rate	31	–	(4)	–	–	–	1	–	–	(5)	23
Credit	140	(7)	(6)	–	–	–	–	–	–	–	127
Equity	24	–	8	–	3	(19)	4	–	–	(13)	7
Total assets	$3,121	$55	$(10)	$(39)	$3	$(19)	$255	$7	$(83)	$(1,293)	$1,997
Deposits and other liabilities (4)	$(506)	$–	$(43)	$–	$(11)	$45	$–	$(145)	$–	$362	$(298)
Derivative instruments
Interest rate	(35)	–	13	–	–	1	–	–	–	–	(21)
Credit	(197)	17	7	–	–	–	–	–	–	29	(144)
Equity	(42)	–	(23)	–	(28)	35	–	(11)	–	11	(58)
Total liabilities	$(780)	$17	$(46)	$–	$(39)	$81	$–	$(156)	$–	$402	$(521)
Jul. 31, 2016
Trading securities
Corporate equity	$46	$–	$3	$–	$–	$–	$4	$–	$–	$(12)	$41
Mortgage- and asset-backed	565	6	5	–	–	–	–	–	–	(38)	538
AFS securities
Corporate equity	431	55	(19)	(44)	–	–	26	–	(91)	–	358
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,604	3	–	(4)	–	–	605	–	(4)	(649)	1,555
FVO securities
Asset-backed	111	2	(3)	–	–	–	–	–	–	(9)	101
Derivative instruments
Interest rate	26	–	1	–	–	–	–	–	–	–	27
Credit	165	(29)	10	–	–	–	–	–	–	–	146
Equity	1	–	1	–	–	–	15	–	–	–	17
Total assets	$2,955	$37	$(3)	$(48)	$–	$–	$650	$–	$(95)	$(708)	$2,788
Deposits and other liabilities (4)	$(474)	$(17)	$(5)	$–	$(7)	$3	$–	$(43)	$1	$61	$(481)
Derivative instruments
Interest rate	(26)	–	2	–	–	–	–	(7)	–	–	(31)
Credit	(244)	27	(3)	–	–	–	–	–	–	8	(212)
Equity	(27)	–	2	–	(1)	–	(7)	–	–	–	(33)
Total liabilities	$(771)	$10	$(4)	$–	$(8)	$3	$(7)	$(50)	$1	$69	$(757)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes securities acquired as part of the acquisition of The PrivateBank.
(4)	Includes FVO deposits of $39 million (July 31, 2016: $306 million) and net bifurcated embedded derivative liabilities of $259 million (July 31, 2016: $175 million).

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at July 31, 2017 did not change significantly from the impact disclosed in the 2016 Annual Report.

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $2 million for the three months ended July 31, 2017 (losses of $4 million and gains of $2 million for the three months ended April 31, 2017 and July 31, 2016, respectively), losses of $10 million for the nine months ended July 31, 2017 and losses of $10 million cumulatively (losses of $3 million for the nine months ended July 31, 2016 and gains of $3 million cumulatively).

56	CIBC THIRD QUARTER 2017

3.	Significant transactions

Acquisition of PrivateBancorp, Inc.

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank) for total consideration of US$5.0 billion (C$6.6 billion). This acquisition expands our U.S. presence which diversifies earnings and strengthens our platform for long-term growth. The acquisition also creates a platform for CIBC to deliver high-quality middle market commercial and private banking capabilities, which advances our client-focused strategy.

We acquired 100% of the outstanding share capital of PrivateBancorp for a final transaction value of US$61.00 per PrivateBancorp share. The following summarizes the total purchase consideration of $6.6 billion as of the acquisition date:

$ millions, as at June 23, 2017
Issuance of CIBC common shares (1)	$3,443
Cash (2)	2,770
Estimated obligation payable to dissenting shareholders (3)	327
Issuance of replacement equity-settled awards (4)	72
Total purchase consideration	$6,612
(1)	32,137,402 CIBC common shares were issued at a price of US$80.95 per share to satisfy the equity component of the merger consideration of 0.4176 of a CIBC common share per PrivateBancorp share.
(2)	US$2.1 billion in cash was transferred to satisfy the cash component of the merger consideration of US$27.20 per PrivateBancorp share.
(3)	Former PrivateBancorp shareholders who validly exercised their dissent and appraisal rights under Delaware law forego the merger consideration and will instead be entitled to receive a cash payment equal to the “fair value” of their PrivateBancorp shares as determined by a Delaware court following an appraisal proceeding. CIBC has estimated the fair value of the obligation payable to dissenting shareholders using the final transaction value of US$61.00 per PrivateBancorp share. Following the appraisal proceeding, a Delaware court may require CIBC to pay to the dissenting shareholders an amount more or less than, or the same as, the merger consideration. Dissenting shareholders are entitled to receive interest of 5% plus the Federal Reserve discount rate compounded quarterly from the effective date of the transaction until any appraisal proceeding is adjudicated or settled.
(4)	Equity-settled share-based awards issued to employees of PrivateBancorp and The PrivateBank consisted of 190,789 replacement restricted shares and 988,544 replacement stock options with a fair value of US$54 million relating to the portion of these awards attributable to pre-acquisition service. The fair values of the restricted shares and the stock options were estimated based on the final transaction value of US$61.00 per PrivateBancorp share.

The following summarizes the preliminary fair values of identifiable assets acquired and liabilities assumed at the acquisition date:

$ millions, as at June 23, 2017
Fair values of assets acquired
Cash and non-interest-bearing deposits with banks	$280
Interest-bearing deposits with banks	441
AFS and HTM securities	5,577
Loans (1)	20,642
Other assets	33
Intangible assets (2)	370
Total fair value of identifiable assets acquired	27,343
Fair values of liabilities assumed
Deposits	24,059
Other liabilities	496
Total fair value of identifiable liabilities assumed	24,555
Fair value of identifiable net assets acquired	2,788
Goodwill	3,824
Total purchase consideration	$6,612
(1)	The fair value for loans reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. The gross principal amount is $20.9 billion.
(2)	Intangible assets include core deposits, customer relationships, and software. Core deposit and customer relationship intangibles arising from the acquisition are amortized on a straight-line basis over estimated useful lives which range from 3-10 years.

The goodwill recognized of $3.8 billion primarily reflects the expected growth of our combined U.S. Commercial Banking and Wealth Management businesses, the ability to cross sell products between SBUs, and expected synergies from the integration of certain technology and operational platforms. Goodwill is not expected to be deductible for tax purposes. The estimates for the fair values of the assets acquired and liabilities assumed are subject to refinement and therefore may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed as at the acquisition date during the measurement period.

All results of operations are included in our U.S. Commercial Banking and Wealth Management SBU. Since the acquisition date, our acquisition of PrivateBancorp has increased our consolidated revenue and net income by $131 million and $23 million, respectively. If our acquisition of PrivateBancorp had occurred on November 1, 2016 it would have increased our consolidated revenue and net income by $867 million and $254 million, respectively. In addition, we incurred transaction costs, net of tax, of $14 million and integration costs, net of tax, of $7 million during the quarter. These costs were recognized in non-interest expenses and are included in Corporate and Other.

Acquisition of Geneva Advisors

On July 10, 2017, we announced that we had entered into a definitive agreement to acquire Geneva Advisors, a private wealth management firm, headquartered in Chicago. Geneva Advisors is an independent private wealth management firm focused on high net worth clients, which will expand CIBC’s private wealth management client base and investment management capabilities in the U.S.

Under the terms of the agreement, CIBC will acquire Geneva Advisors for up to US$200 million, of which up to US$135 million will be paid at closing and up to US$65 million is contingent on future performance conditions being met. The consideration will be paid 25% in cash and 75% in the form of CIBC common shares, including the portion that is contingent on future performance conditions being met. The transaction is expected to close in the fourth quarter of fiscal 2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals. The results of the acquired business will be consolidated from the date of close and will be included in our U.S. Commercial Banking and Wealth Management SBU.

CIBC THIRD QUARTER 2017	57

Launch of Simplii Financial and wind-down of President’s Choice Financial consumer banking offer

On August 16, 2017, we announced both the launch of Simplii Financial and the wind-down of our President’s Choice Financial branded consumer banking offer with Loblaw Companies Limited (Loblaw). Under the terms of the wind-down agreement negotiated with Loblaw, CIBC is required to pay certain fees to Loblaw. In addition, as a result of the agreement, we will incur ancillary asset impairment and severance costs, as well as ongoing project-related costs. In aggregate, CIBC expects to incur fees and charges of approximately $100 million ($74 million after-tax) in the fourth quarter of 2017.

Lease of new premises

On April 12, 2017, we announced that we had entered into a lease agreement to become the anchor tenant at a new office complex in downtown Toronto. We have agreed to lease up to 1.75 million square feet of total office space in two buildings to be constructed at the site within the next six years. The aggregate future minimum lease commitments related to the lease, which begins in 2020, are $2.3 billion.

Sale and lease back of certain retail properties

During the first quarter, we sold and leased back 89 retail properties located mainly in Ontario and British Columbia, and recognized a gain of $299 million ($245 million after-tax) in our Canadian Retail and Business Banking SBU. The gain is included in Non-interest income – Other.

4.	Securities

Fair value of AFS securities

$ millions, as at				2017 Jul. 31 (1)				2016 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$5,750	$20	$(2)	$5,768	$7,028	$28	$(1)	$7,055
Other Canadian governments	4,976	14	(2)	4,988	5,646	25	(3)	5,668
U.S. Treasury and agencies	9,104	8	(18)	9,094	7,820	9	(2)	7,827
Other foreign governments	3,643	14	(13)	3,644	3,326	15	(17)	3,324
Mortgage-backed securities (MBS)	6,815	6	(11)	6,810	4,626	6	(5)	4,627
Asset-backed securities	1,966	–	(4)	1,962	2,533	3	(1)	2,535
Corporate public debt	5,031	8	(20)	5,019	5,842	12	(16)	5,838
Corporate private debt	5	–	–	5	5	–	–	5
Corporate public equity (2)	18	30	–	48	10	24	–	34
Corporate private equity	331	103	–	434	211	132	(3)	340
	$37,639	$203	$(70)	$37,772	$37,047	$254	$(48)	$37,253
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Includes restricted stock.

As at July 31, 2017, the amortized cost of 983 AFS securities that are in a gross unrealized loss position (October 31, 2016: 240 securities) exceeded their fair value by $70 million (October 31, 2016: $48 million). The securities that have been in a gross unrealized loss position for more than a year include 80 AFS securities (October 31, 2016: 81 securities) with a gross unrealized loss of $27 million (October 31, 2016: $37 million). We have determined that these AFS securities were not impaired.

HTM securities(1)

As at July 31, 2017, we had HTM securities carried at amortized cost with a carrying value of $2,392 million and a fair value of $2,386 million (October 31, 2016: nil carrying value and nil fair value). HTM securities measured at amortized cost are required to be assessed for impairment on a periodic basis. Impairment exists when, in management’s opinion, there is no longer reasonable assurance that the full amount of principal and interest can be collected. As at July 31, 2017, we have determined that these HTM securities were not impaired. During the quarter, no HTM securities were sold.

5.	Loans

Allowance for credit losses

	As at or for the three months ended					As at or for the nine months ended
$ millions			2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$200	$1,553	$1,753	$1,761	$1,918	$1,813	$1,762
Provision for credit losses	19	190	209	179	243	600	829
Write-offs	(14)	(237)	(251)	(258)	(321)	(789)	(796)
Recoveries	4	44	48	50	46	145	139
Interest income on impaired loans	(5)	(2)	(7)	(6)	(9)	(21)	(20)
Foreign exchange and other (1)	(16)	(16)	(32)	27	19	(28)	(18)
Balance at end of period	$188	$1,532	$1,720	$1,753	$1,896	$1,720	$1,896
Comprises:
Loans	$188	$1,410	$1,598	$1,639	$1,780	$1,598	$1,780
Undrawn credit facilities (1)(2)	–	122	122	114	116	122	116
(1)	Included allowances for undrawn credit facilities related to the acquisition of The PrivateBank.
(2)	Included in Other liabilities on the interim consolidated balance sheet.

58	CIBC THIRD QUARTER 2017

Impaired loans

$ millions, as at				2017 Jul. 31 (1)	2016 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (2)	Net impaired	Net impaired
Residential mortgages	$514	$1	$152	$361	$346
Personal	176	7	136	33	48
Business and government	654	180	10	464	692
Total impaired loans (3)(4)	$1,344	$188	$298	$858	$1,086
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,234 million (October 31, 2016: $1,241 million) on balances and commitments which are not impaired.
(3)	Average balance of gross impaired loans for the quarter ended July 31, 2017 totalled $1,317 million (for the quarter ended October 31, 2016: $1,709 million).
(4)	Foreclosed assets of $20 million (October 31, 2016: $18 million) were included in Other assets on the interim consolidated balance sheet.

Purchased credit-impaired loans

Purchased credit-impaired loans resulting from the acquisition of The PrivateBank consisted mainly of business and government loans with an outstanding unpaid principal balance of $134 million and a fair value of $105 million as at June 23, 2017 (the acquisition date).

The following table provides further details of our purchased credit-impaired loans:

$ millions, as at	2017 Jul. 31		2016 Oct. 31
Unpaid principal balance (1)	$123	$	n/a
Credit related fair value adjustments	(20)		n/a
Time value of money	(7)		n/a
Carrying value	96		n/a
Individually assessed allowance	–		n/a
Carrying value net of related allowance	$96	$	n/a
(1)	Represents principal amount owed net of write-offs since the acquisition of the loan.
n/a	Not applicable.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2017 Jul. 31 (1)	2016 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,641	$852	$190	$3,683	$3,262
Personal	716	177	35	928	810
Credit card	589	176	95	860	890
Business and government	438	129	31	598	363
	$4,384	$1,334	$351	$6,069	$5,325
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.

6.	Structured entities and derecognition of financial assets

Structured entities

Structured entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 124 to 127 of the 2016 Annual Report.

Following the acquisition of The PrivateBank, we also consolidate certain SEs which we sponsor that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at July 31, 2017, these consolidated SEs had $49 million of loans outstanding. Our non-consolidated SEs also now include debt and equity investments in limited liability entities relating to our U.S. Community Reinvestment Act initiatives. These limited liability entities invest in qualifying community development projects, such as affordable housing projects.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. The CIBC Covered Bond Guarantor Limited Partnership and the CIBC Covered Bond (Legislative) Guarantor Limited Partnership are SEs which are consolidated by CIBC. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at July 31, 2017, our structured program had outstanding covered bond liabilities of $0.3 billion with a fair value of $0.3 billion (October 31, 2016: $1.0 billion with a fair value of $1.0 billion) and our legislative program had outstanding covered bond liabilities of $16.0 billion with a fair value of $16.2 billion (October 31, 2016: $13.2 billion with a fair value of $13.3 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC THIRD QUARTER 2017	59

With respect to Cards II Trust, as at July 31, 2017, $3.0 billion of credit card receivable assets with a fair value of $3.0 billion (October 31, 2016: $4.2 billion with a fair value of $4.2 billion) supported associated funding liabilities of $3.0 billion with a fair value of $3.0 billion (October 31, 2016: $4.2 billion with a fair value of $4.2 billion).

Refer to the “Off-balance sheet arrangements” section of the MD&A for a discussion of our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated.

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 127 of the 2016 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2017 Jul. 31		2016 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$19,789	$19,704	$19,967	$20,021
Securities held by counterparties as collateral under repurchase agreements (2)(3)	9,357	9,357	2,326	2,326
Securities lent for cash collateral (2)(3)	63	63	–	–
Securities lent for securities collateral (2)(3)	17,627	17,627	19,564	19,564
	$46,836	$46,751	$41,857	$41,911
Associated liabilities (4)	$47,733	$47,922	$42,902	$43,186
(1)	Includes $1.8 billion (October 31, 2016: $2.4 billion) of mortgages underlying MBS held by Canada Mortgage and Housing Corporation counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1.0 billion (October 31, 2016: $825 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $29.2 billion of mortgages that were not transferred to external parties with a fair value of $29.0 billion (October 31, 2016: $26.3 billion with a fair value of $26.4 billion).

7.	Deposits(1)(2)

$ millions, as at				2017 Jul. 31 (3)	2016 Oct. 31
	Payable on demand (4)	Payable after notice (5)	Payable on a fixed date (6)	Total	Total
Personal	$11,998	$101,305	$44,993	$158,296	$148,081
Business and government (7)	55,160	41,049	129,133	225,342	190,240
Bank	5,358	269	10,114	15,741	17,842
Secured borrowings (8)	–	–	39,978	39,978	39,484
	$72,516	$142,623	$224,218	$439,357	$395,647
Comprised of:
Held at amortized cost				$434,750	$392,366
Designated at fair value				4,607	3,281
				$439,357	$395,647
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$49,011	$45,709
In foreign offices				11,079	4,005
Interest-bearing deposits
In domestic offices				296,117	276,330
In foreign offices				83,150	69,603
				$439,357	$395,647
(1)	Includes deposits of $143.9 billion (October 31, 2016: $103.5 billion) denominated in U.S. dollars and deposits of $21.2 billion (October 31, 2016: $22.8 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,482 million (October 31, 2016: $2,406 million).
(3)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(4)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(5)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(6)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(7)	Includes $1,629 million (October 31, 2016: $1,664 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

During the quarter ended July 31, 2017, we purchased and cancelled $42 million (US$34 million) of our Floating Rate Debenture Notes Due 2084.

During the quarter ended April 30, 2017, we purchased and cancelled $25 million (US$19 million) of our Floating Rate Debenture Notes Due 2085.

60	CIBC THIRD QUARTER 2017

9.	Share capital

Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares	2017 Jul. 31		2017 Apr. 30		2016 Jul. 31		2017 Jul. 31		2016 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	401,607,560	$8,509	399,559,217	$8,286	394,678,508	$7,792	397,070,280	$8,026	397,291,068	$7,813
Issuance pursuant to:
Acquisition of The PrivateBank	32,137,402	3,443	–	–	–	–	32,137,402	3,443	–	–
Stock option plans	85,673	8	93,490	8	167,676	15	886,800	81	618,955	53
Shareholder investment plan (1)	1,772,067	187	1,746,802	191	–	–	5,073,283	549	–	–
Employee share purchase plan (ESPP) (2)	265,545	29	276,785	32	86,248	8	780,950	86	86,248	8
	435,868,247	$12,176	401,676,294	$8,517	394,932,432	$7,815	435,948,715	$12,185	397,996,271	$7,874
Purchase of common shares for cancellation	–	–	–	–	–	–	–	–	(3,081,300)	(61)
Treasury shares	190,306	21	(68,734)	(8)	(94,181)	(9)	109,838	12	(76,720)	(7)
Balance at end of period (3)(4)	436,058,553	$12,197	401,607,560	$8,509	394,838,251	$7,806	436,058,553	$12,197	394,838,251	$7,806
(1)	Commencing with the dividends paid on October 28, 2016, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury. Commencing November 1, 2016, the participants in the Share Purchase Option of the Plan will receive shares issued from Treasury with no discount. Previously, shares distributed under the Plan were acquired in the open market.
(2)	Commencing June 29, 2016, employee contributions to our Canadian ESPP have been used to purchase common shares from Treasury. Previously, these shares were acquired in the open market.
(3)	Excludes 2,010,890 common shares which are issued and outstanding but which have not been acquired by a third party. These shares were issued as a component of our acquisition of The PrivateBank. These shares are currently held on behalf of CIBC, and may be cancelled at CIBC’s discretion.
(4)	Excludes 190,789 unvested restricted shares as at July 31, 2017 (April 30, 2017: nil; July 31, 2016: nil), for which $13 million is reflected in the contributed surplus.

Normal course issuer bid

On March 10, 2017, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares; (ii) CIBC providing a notice of termination; or (iii) March 13, 2018. No common shares have been purchased under this bid.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC)

On June 2, 2017, we issued 32 million Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares) with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, if declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

CIBC THIRD QUARTER 2017	61

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2017 Jul. 31	2016 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital		$22,221	$20,751
Tier 1 capital	A	24,220	22,596
Total capital		27,598	25,949
Risk-weighted assets (RWA) (1)		200,100	173,902
CET1 ratio		11.1%	11.9%
Tier 1 capital ratio		12.1%	13.0%
Total capital ratio		13.8%	14.9%
Leverage ratio exposure	B	$602,730	$546,136
Leverage ratio	A/B	4.0%	4.1%
All-in basis
CET1 capital		$20,664	$19,148
Tier 1 capital	C	23,726	21,666
Total capital		27,153	25,083
CET1 capital RWA (1)		198,459	168,996
Tier 1 capital RWA (1)		198,686	169,322
Total capital RWA (1)		198,867	169,601
CET1 ratio		10.4%	11.3%
Tier 1 capital ratio		11.9%	12.8%
Total capital ratio		13.7%	14.8%
Leverage ratio exposure	D	$602,314	$545,480
Leverage ratio	C/D	3.9%	4.0%
(1)	Before any capital floor requirement as applicable, there are three different levels of RWAs for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the advanced internal ratings-based (AIRB) approach for credit risk. The capital floor is determined by comparing a capital requirement under Basel I and Basel III, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I requirement is added to the RWAs.

During the quarter ended July 31, 2017, we have complied with OSFI’s regulatory capital requirements.

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense	For the three months ended						For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$54	$53	$47	$3	$4	$3	$161	$139	$10	$9
Past service cost	–	–	1	–	–	–	–	1	–	–
Net interest (income) expense	(1)	(2)	(7)	6	7	7	(6)	(19)	19	21
Plan administration costs	2	1	1	–	–	–	5	4	–	–
Net defined benefit plan expense recognized in net income	$55	$52	$42	$9	$11	$10	$160	$125	$29	$30

Defined contribution plan expense	For the three months ended			For the nine months ended
$ millions	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Defined contribution pension plans	$5	$5	$5	$17	$16
Government pension plans (2)	27	26	25	80	73
Total defined contribution plan expense	$32	$31	$30	$97	$89
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

62	CIBC THIRD QUARTER 2017

Remeasurement of employee defined benefit plans(1)

	For the three months ended						For the nine months ended
$ millions	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31	2017 Jul. 31	2016 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$ 384	$(450)	$(463)	$35	$(38)	$(35)	$362	$ (837)	$32	$(65)
Net actuarial gains (losses) on plan assets	(141)	266	295	–	–	–	(39)	287	–	–
Changes in asset ceiling excluding interest income	(2)	7	1	–	–	–	5	1	–	–
Net remeasurement gains (losses) recognized in OCI	$241	$(177)	$(167)	$35	$(38)	$(35)	$328	$(549)	$32	$(65)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually. Amounts exclude net remeasurement gains or losses recognized in OCI in respect of immaterial subsidiaries totalling nil for the quarter ended July 31, 2017 (for the quarter ended April 30, 2017: nil; for the quarter ended July 31, 2016: nil) and nil for the nine months ended July 31, 2017 (for the nine months ended July 31, 2016: $7 million of gains).

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in 2018.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $196 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

Dividend Received Deduction

In June 2016, the CRA reassessed CIBC approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In May 2017, the CRA reassessed CIBC additional income tax of approximately $180 million related to the tax deductibility of dividends during the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

12.	Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2017 Jul. 31 (1)	2017 Apr. 30	2016 Jul. 31	2017 Jul. 31 (1)	2016 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,093	$1,045	$1,435	$3,540	$3,348
Less: Preferred share dividends and premiums	9	10	9	28	28
Net income attributable to common shareholders	$1,084	$1,035	$1,426	$3,512	$3,320
Weighted-average common shares outstanding (thousands)	415,561	399,807	394,753	404,388	395,459
Basic earnings per share	$2.61	$2.59	$3.61	$8.68	$8.40
Diluted earnings per share
Net income attributable to common shareholders	$1,084	$1,035	$1,426	$3,512	$3,320
Weighted-average common shares outstanding (thousands)	415,561	399,807	394,753	404,388	395,459
Add: Stock options potentially exercisable and restricted shares (2) (thousands)	824	770	575	751	516
Weighted-average diluted common shares outstanding (thousands)	416,385	400,577	395,328	405,139	395,975
Diluted earnings per share	$2.60	$2.59	$3.61	$8.67	$8.38
(1)	In the third quarter of 2017, we completed the acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Excludes average options outstanding of 795,873 (April 30, 2017: nil; July 31, 2016: 572,628) with a weighted-average exercise price of $111.69 (April 30, 2017: nil; July 31, 2016: $102.33) for the quarter ended July 31, 2017, and average options of 712,815 with a weighted-average price of $111.69 for the nine months ended July 31, 2017 (average options of 1,284,222 with a weighted-average price of $99.83 for the nine months ended July 31, 2016), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC THIRD QUARTER 2017	63

13.	Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2016 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at July 31, 2017. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2017, consist of the significant legal matters disclosed in Note 23 to the 2016 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2016 annual consolidated financial statements:

•	Barbero v. Royal Bank of Canada, et al: The motion for class certification was heard in February 2017. In March 2017, the court dismissed the motion for class certification. The plaintiffs did not appeal. This matter is closed.
•	Cerberus Capital Management L.P. v. CIBC: The summary judgment motion was heard in June 2017. The court reserved its decision.
•	In re PrivateBancorp Shareholder Litigation: This action has settled.
•	Mortgage prepayment class actions (Sherry): The continuation of the certification motion on the amended pleading is scheduled for November 2017.
•	Valeant class actions: The motion for class certification in Catucci and motion to dismiss in Potter were heard in April 2017. In Catucci the court reserved its decision. In Potter the court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead its allegations.
•	Green v. Canadian Imperial Bank of Commerce, et al.: The plaintiffs’ motion for summary judgment is scheduled for October 2018.
•	Credit card class actions – Interchange fees litigation: The motion for class certification in 9085-4886 Quebec Inc. (formerly Bakopanos) is scheduled for November 2017.
•	Credit card class actions – Quebec Consumer Protection Act: The Lamoureux, St. Pierre and Corriveau actions were settled in 2016 subject to court approval. Pursuant to the proposed settlement CIBC will pay $4.25 million to settle these three actions. The court approval hearing was held in December 2016. In January 2017, the court did not approve CIBC’s proposed settlement as it found the fees for plaintiffs’ counsel were excessive and the end date for one of the actions was later than required. The plaintiffs’ appeal is scheduled for September 2017.
•	Fresco v. Canadian Imperial Bank of Commerce: The plaintiffs’ motion for summary judgment has been adjourned to a date to be scheduled.

In addition to the developments described above, we recognized an increase of $45 million in our legal provisions during the quarter.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2016 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2016 annual consolidated financial statements.

Restructuring

In previous years we recorded cumulative restructuring charges of $430 million. As at July 31, 2017, the remaining provision relating to restructuring charges recognized in previous years was $169 million (October 31, 2016: $256 million). The reduction in the provision during the nine months ended July 31, 2017 primarily relates to payments made to settle a portion of the obligation. While this amount represents our best estimate as at July 31, 2017 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts that will ultimately be paid, as this will largely depend upon individual facts and circumstances.

64	CIBC THIRD QUARTER 2017

14.	Segmented information

CIBC has four SBUs: Canadian Retail and Business Banking, Canadian Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Canadian Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through approximately 1,500 advisors across Canada. The results of American Century Investments (sold in fiscal 2016) are included in the Other business line.

U.S. Commercial Banking and Wealth Management offers commercial banking, personal, small business, and wealth management services to our U.S. clients.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance, Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of The PrivateBank are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of FirstCaribbean International Bank Limited and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Changes made to our business segments

The following external reporting changes were made in the third quarter of 2017. Prior period amounts were reclassified accordingly. The changes impacted the results of our strategic business units (SBUs), but there was no impact on prior period consolidated net income resulting from these reclassifications.

U.S. Commercial Banking and Wealth Management

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank) (see Note 3 for additional information). As a result of the acquisition, a new U.S. Commercial Banking and Wealth Management SBU was created, and includes the following lines of business:

•	Commercial banking;
•	Wealth management; and
•	Other.

In addition to the results of The PrivateBank, U.S. Commercial Banking and Wealth Management includes:

•	The results of CIBC Atlantic Trust Private Wealth Management (CIBC Atlantic Trust) in the wealth management line of business, previously reported in the private wealth management line of business within the Wealth Management SBU; and
•	The results of U.S. real estate finance in the commercial banking line of business, previously reported in the corporate and investment banking line of business within Capital Markets.

SBU name changes

Given the addition of the U.S. Commercial Banking and Wealth Management SBU, we have changed the name of our Retail and Business Banking SBU to Canadian Retail and Business Banking, and the name of our Wealth Management SBU to Canadian Wealth Management. The lines of business within each SBU remain unchanged, apart from the reclassifications noted above.

Changes to our organizational structure

On June 20, 2017, we announced changes to CIBC’s leadership team and organizational structure to further accelerate our transformation. As a result of these changes, we expect to make further external reporting changes in the fourth quarter of 2017.

CIBC THIRD QUARTER 2017	65

$ millions, for the three months ended		Canadian Retail and Business Banking	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Net interest income (1)	$1,664	$54	$154	$331	$73	$2,276
Jul. 31	Non-interest income	549	681	85	345	168	1,828
	Intersegment revenue (2)	129	(132)	–	3	–	–
	Total revenue (1)	2,342	603	239	679	241	4,104
	Provision for credit losses	187	–	34	1	(13)	209
	Amortization and impairment (3)	22	2	11	2	106	143
	Other non-interest expenses	1,154	415	143	338	259	2,309
	Income (loss) before income taxes	979	186	51	338	(111)	1,443
	Income taxes (1)	260	50	11	86	(61)	346
	Net income (loss)	$719	$136	$40	$252	$(50)	$1,097
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	719	136	40	252	(54)	1,093
	Average assets (4)	$297,289	$3,499	$22,346	$151,164	$68,840	$543,138
2017	Net interest income (1)	$1,558	$53	$44	$487	$(47)	$2,095
Apr. 30 (5)	Non-interest income	543	675	57	200	128	1,603
	Intersegment revenue (2)	124	(127)	–	3	–	–
	Total revenue (1)	2,225	601	101	690	81	3,698
	Provision for credit losses	196	–	–	(5)	(12)	179
	Amortization and impairment (3)	22	3	3	1	98	127
	Other non-interest expenses	1,127	402	68	347	204	2,148
	Income (loss) before income taxes	880	196	30	347	(209)	1,244
	Income taxes (1)	233	43	4	80	(166)	194
	Net income (loss)	$647	$153	$26	$267	$(43)	$1,050
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	647	153	26	267	(48)	1,045
	Average assets (4)	$289,175	$3,496	$9,219	$157,929	$68,280	$528,099
2016	Net interest income (1)	$1,572	$49	$41	$509	$(58)	$2,113
Jul. 31 (5)	Non-interest income	536	1,053	52	257	125	2,023
	Intersegment revenue (2)	117	(120)	–	3	–	–
	Total revenue (1)	2,225	982	93	769	67	4,136
	Provision for credit losses	197	–	–	47	(1)	243
	Amortization and impairment (3)	21	3	3	1	87	115
	Other non-interest expenses	1,100	382	65	354	202	2,103
	Income (loss) before income taxes	907	597	25	367	(221)	1,675
	Income taxes (1)	241	91	2	86	(186)	234
	Net income (loss)	$666	$506	$23	$281	$(35)	$1,441
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	666	506	23	281	(41)	1,435
	Average assets (4)	$268,017	$3,716	$8,474	$157,129	$74,589	$511,925
(1)	Capital Markets and U.S. Commercial Banking and Wealth Management net interest income and income taxes include taxable equivalent basis (TEB) adjustments of $20 million and $1 million, respectively, for the three months ended July 31, 2017 (April 30, 2017: $123 million and nil, respectively; July 31, 2016: $142 million and nil, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current period.

66	CIBC THIRD QUARTER 2017

$ millions, for the nine months ended		Canadian Retail and Business Banking	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Net interest income (1)	$4,824	$161	$240	$1,322	$(34)	$6,513
Jul. 31	Non-interest income	1,964	2,016	212	867	439	5,498
	Intersegment revenue (2)	375	(384)	–	9	–	–
	Total revenue (1)	7,163	1,793	452	2,198	405	12,011
	Provision for credit losses	588	–	36	(4)	(20)	600
	Amortization and impairment (3)	66	7	18	4	295	390
	Other non-interest expenses	3,388	1,226	281	1,050	666	6,611
	Income (loss) before income taxes	3,121	560	117	1,148	(536)	4,410
	Income taxes (1)	802	141	23	283	(393)	856
	Net income (loss)	$2,319	$419	$94	$865	$(143)	$3,554
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$14	$14
	Equity shareholders	2,319	419	94	865	(157)	3,540
	Average assets (4)	$289,964	$3,492	$13,569	$157,839	$68,557	$533,421
2016	Net interest income (1)	$4,619	$150	$123	$1,488	$(124)	$6,256
Jul. 31 (5)	Non-interest income	1,604	2,259	154	629	452	5,098
	Intersegment revenue (2)	342	(350)	–	8	–	–
	Total revenue (1)	6,565	2,059	277	2,125	328	11,354
	Provision for credit losses	559	–	(2)	155	117	829
	Amortization and impairment (3)	70	9	10	4	240	333
	Other non-interest expenses	3,253	1,135	201	1,015	687	6,291
	Income (loss) before income taxes	2,683	915	68	951	(716)	3,901
	Income taxes (1)	681	173	6	217	(540)	537
	Net income (loss)	$2,002	$742	$62	$734	$(176)	$3,364
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$16	$16
	Equity shareholders	2,002	742	62	734	(192)	3,348
	Average assets (4)	$262,220	$4,236	$8,235	$153,221	$74,996	$502,908
(1)	Capital Markets and U.S. Commercial Banking and Wealth Management net interest income and income taxes include TEB adjustments of $261 million and $1 million, respectively, for the nine months ended July 31, 2017 ($377 million and nil for the nine months ended July 31, 2016) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current quarter.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2016 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2017	Cash and deposits with banks	$196	$13,976	$4,088	$–	$–	$–	$–	$18,260	$1,657	$19,917
Jul. 31	Securities	1,419	34,320	3,567	–	–	–	2,005	41,311	47,069	88,380
	Cash collateral on securities borrowed	3,070	1	2,795	–	–	–	–	5,866	–	5,866
	Securities purchased under resale agreements	18,453	14,305	6,448	–	–	–	–	39,206	–	39,206
	Loans	89,025	4,286	447	222,421	21,890	11,520	1,478	351,067	141	351,208
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,598)	(1,598)
	Derivative instruments	6,229	4,849	15,292	–	–	–	–	26,370	–	26,370
	Customers’ liability under acceptances	7,728	1,586	69	–	–	–	–	9,383	–	9,383
	Other assets	372	2,983	3,959	167	32	26	3	7,542	14,638	22,180
	Total credit exposure	$126,492	$76,306	$36,665	$222,588	$21,922	$11,546	$3,486	$499,005	$61,907	$560,912
2016 Oct. 31	Total credit exposure	$96,352	$64,554	$38,326	$204,225	$21,597	$10,465	$5,435	$440,954	$60,403	$501,357

CIBC THIRD QUARTER 2017	67

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-956-6996, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-861-5482, or e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 24, 2017 at 7:30 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 4944204#) and French (514-861-2255, or toll-free 1-888-789-9572, passcode 2581010#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) August 31, 2017. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 2734172#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 2661311#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 24, 2017 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 5, 2018 in Halifax, Nova Scotia.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-387-0825, or by email at inquiries@canstockta.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
May. 1/17	$111.41
Jun. 1/17	$105.45
Jul. 4/17	$105.36
Jul. 28/17		$105.59

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com